Walgreens

At the Corner of Happy and Healthy


Well
Walgreens
ADVANCED
Antibacterial
Neon Colors
20

2012 Annual Report

Experience Walgreens

2012 Milestones

- Walgreens is the nation's largest drugstore chain, with fiscal 2012 net sales of $71.6 billion and net earnings of $2.1 billion. The Company has 240,000 employees.
- Cash flow from operations for fiscal 2012 was a record $4.4 billion, with free cash flow also setting a record of $2.9 billion.
- The Company continued to return significant cash to shareholders, with $1.2 billion in share repurchases and $787 million in dividends.
- The Company announced a truly game-changing, strategic partnership with Alliance Boots to create the first global pharmacy-led, health and wellbeing enterprise. Walgreen Co. closed on the first phase of the transaction in August, acquiring a 45 percent stake.
- In July, the Company signed a multiyear agreement with Express Scripts, consistent with our principles, to participate in its broadest retail pharmacy network. On September 15, customers began returning to Walgreens.
- The Company also recently launched its innovative Balance™ Rewards loyalty program, its next significant step in making Walgreens the first choice for health and daily living.
- To continue to expand and integrate our pharmacy, health and wellness offering, Walgreens acquired USA Drug, Crescent Pharmacy and certain assets of BioScrip, adding pharmacy locations in the U.S. mid-South, and additional infusion and specialty pharmacy services to its portfolio.
- Walgreens continued the expansion of its Well Experience pilot format with nearly 350 stores opened across the chain by the end of fiscal 2012. In addition, the Company now has flagship stores in Chicago, New York, Las Vegas and Puerto Rico, with additional locations planned for fiscal 2013.
- The Company continued to develop its multichannel capabilities with new mobile innovations. With Transfer by Scan, customers can transfer prescriptions using their mobile device. QuickPrints helps customers print mobile phone photos in just one hour, and In Store Maps makes items easy to find at any Walgreens location.
- Walgreens was named to *Fortune* magazine's World's Most Admired Companies list for the 19th consecutive year, and was ranked 32nd on the *Fortune 500* list of largest U.S.-based companies.

About the Cover

Under the watchful eye of his mother, 2-year-old Caetano Hinojosa feels better already, with the help of his neon purple Walgreens brand bandage. Walgreens is currently updating its branding on more than 2,000 private brand health and wellness products. Through consistent packaging and product messaging, the rebranding will reinforce the Company's purpose to help people get, stay and live well.

At Walgreens, we're on a mission to help customers get, stay and live well. To do that, we're making health and happiness more accessible to more people every day.

We're bringing our pharmacists out from behind the counter, so customers can get the expertise they need to feel a little more healthy. Our in-store beauty advisors help shoppers find the perfect shade of lipstick for a little boost of happy. Our online store and apps bring customers instant access to an endless aisle of products and advice, like live chat with a pharmacist. And our new loyalty program – Balance Rewards – offers happy savings and healthy incentives in perfect balance.

Walgreens. At the Corner of Happy and Healthy™


HEALTHY
HAPPY

Financial Highlights

For the years ended August 31, 2012 and 2011 *(In millions, except per share amounts)*

	2012	2011	Increase (Decrease)
Net Sales	**$71,633**	$72,184	(0.8%)
Net Earnings *(1)*	**$ 2,127**	$ 2,714	(21.6%)
Adjusted Net Earnings *(2)*	**$ 2,565**	$ 2,710	(5.4%)
Net Earnings per Common Share (diluted) *(1)*	**$ 2.42**	$ 2.94	(17.7%)
Adjusted Net Earnings per Common Share (diluted) *(2)*	**$ 2.93**	$ 2.93	—
Shareholders' Equity	**$18,236**	$14,847	22.8%
Return on Average Shareholders' Equity	**12.9%**	18.6%	
Closing Stock Price per Common Share	**$ 35.76**	$ 35.21	
Total Market Value of Common Stock	**$33,759**	$31,312	
Dividends Declared per Common Share	**$ .9500**	$ .7500	
Average Shares Outstanding (diluted)	**880**	924	

(1) Fiscal year 2011 amounts include a $273 million, or $0.30 per diluted share, after-tax gain on the sale of Walgreens Health Initiatives, Inc.
(2) This is a non-GAAP measure. See Reconciliation of Non-GAAP Financial Measures on page 44.

Company Highlights

		2012	2011	2010	2009	2008
Locations	Openings					
	New Locations	**212**	261	388	602	608
	Acquisitions	**54**	36	282	89	423
	Closings	**91**	133	120	129	94
	Net Openings	**175**	164	550	562	937
	Locations *(1)*	**8,385**	8,210	8,046	7,496	6,934
	Sales Area *(2)*	**87,049**	85,619	83,719	78,782	72,585
Product Class Sales	Prescription Drugs	**63%**	65%	65%	65%	65%
	Non-prescription Drugs *(3)*	**12%**	10%	10%	10%	10%
	General Merchandise *(3)*	**25%**	25%	25%	25%	25%

(1) Includes drugstores, worksite health and wellness centers, infusion and respiratory services facilities, specialty pharmacies and mail service facilities.
(2) In thousands of square feet.
(3) Based on store scanning information.

Walgreens Fiscal Year Stock Performance

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Letter to Shareholders



Gregory D. Wasson *(left)*
President and Chief Executive Officer

James A. Skinner
Chairman of the Board

Walgreens: Where health and happiness meet

Dear Shareholders:

We are excited to bring you up to date on the bold new direction Walgreens is taking to help ensure market leadership, growth and profitability well into the future.

Four years ago, Walgreens launched one of the most important strategic and operational transformations since our founding in 1901, driven by a series of growth strategies. As we continue to advance these strategies, we have made substantial progress in our transformation. And fiscal 2012 was a breakthrough year in this transformation as we expanded globally and digitally, turned drugstores into health and daily living destinations, emerged as a leading force in community healthcare, and launched a groundbreaking customer loyalty program called Balance™ Rewards.

Today, Walgreens is much more than a traditional drugstore – we're fast becoming a global pharmacy-led, health and wellbeing enterprise inspired by a humble purpose: To help people get well, stay well and live well.

By pursuing our purpose, Walgreens seeks to own the strategic territory of "well," the place where health and happiness come together for our customers. That intersection is both a physical place – with Walgreens 8,000 stores on some of the best corners in America – and also a virtual place with constant advances in online and mobile access.

In short, by helping people to get, stay and live well "at the corner of happy and healthy," we can achieve our goal to become "My Walgreens" for everyone in America, the first choice in health and daily living.

Creating the first global pharmacy-led, health and wellbeing enterprise

In fiscal 2012, Walgreens further crystallized and accelerated our strategic transformation with dynamic new initiatives and disciplined execution. Through this strategic focus, Walgreens has established a strong platform for growth and long-term value creation, both globally and in expanded lines of business.

The most powerful accelerant of our growth strategies this year was the strategic partnership we announced in June 2012 with the Swiss-based Alliance Boots GmbH, to create the world's first pharmacy-led, health and wellbeing enterprise.

The Walgreens–Alliance Boots partnership combines the strengths and expertise of two iconic brands with complementary geographic footprints, shared values and a heritage of trusted healthcare services dating back more than 100 years. It also positions our Company for short- and long-term growth in three major ways:

- *Accelerates our key growth strategies.* Bringing together the strengths and expertise of each company will drive forward Walgreens strategies to: 1) transform the traditional drugstore to a health and daily living destination; 2) advance community pharmacy; 3) delight our customers with an outstanding experience through enhanced employee engagement; 4) expand across new channels and markets; and 5) reinvent our cost structure through continuous improvement and innovation.
- *Creates an unmatched supply chain.* Together, Walgreens and Alliance Boots have the largest pharmaceutical wholesale and distribution network in the world, including associates and joint ventures, with more than 370 distribution centers, delivering to more than 170,000 pharmacies, doctors, health centers and hospitals in 21 countries. We'll also be the world's largest single purchaser of prescription drugs and one of the largest global buyers of many health, beauty and other daily living products.
- *Provides a platform for global expansion beyond the U.S. and Europe.* Walgreens is already the largest pharmacy chain in the United States, and Alliance Boots is the leading pharmacy-led, health and beauty group across Europe, with a fast-growing presence in emerging markets. Together, the Walgreens–Alliance Boots global pharmacy-led, health and wellbeing platform is positioned for selling and distributing products in 26 countries through a supply chain unmatched in the industry.

The strategic partnership with Alliance Boots also is expected to unlock significant economic value for shareholders, as Walgreens goal is for the combined synergies across both companies to deliver $100 million to $150 million in the first year and $1 billion by the end of 2016. We also expect the transaction to be accretive to Walgreens net earnings per diluted share in fiscal 2013 by roughly $0.23 to $0.27, excluding one-time transaction costs.

While fiscal 2012 was marked by the Alliance Boots transaction and other strategic breakthroughs, it also brought significant headwinds.

First, overall economic conditions remained weak, affecting consumer spending. Second and more significantly, since January 2012, we made a strategic decision that Walgreens would not participate in a major pharmacy benefit network, Express Scripts, as we were unable to reach a contract agreement that provided fair reimbursement for the pharmacy, health and wellness services we provide. We said at the time that we believed the long-term ramifications of accepting Express Scripts' proposal with below-market rates and minimal predictability for the services we provide would have been much greater than any short-term impact to our earnings.

In July, however, we announced with Express Scripts that we had reached a multiyear agreement that works for both parties. This agreement is consistent with our Company's principles, and is good for our shareholders, our employees and the patients and communities we serve. In the meantime, we strengthened relationships with many other pharmacy and healthcare partners that value the choice, cost-effectiveness, convenience and service that Walgreens provides to its patients.

For the fiscal year, Walgreens maintained total sales at $71.6 billion, achieved profits of $2.1 billion, controlled selling, general and administrative costs, and generated record operating cash flow of $4.4 billion. Overall, we returned $1.9 billion to shareholders through dividends and share repurchases for the year. Over the past five years, Walgreens dividend achieved a compound annual growth rate of nearly 24 percent, compared with 3 percent for the Dow Jones Industrial Average and 1 percent for the S&P 500.

Progress on core growth strategies and initiatives

In fiscal 2012, we escalated the pace and progress of our transformation by substantially advancing and executing each of our five key growth strategies and new initiatives.

Transform the traditional drugstore:

Walgreens continued to redefine and revolutionize the drugstore experience. As today's busy and budget-stretched consumer seeks quality and convenience as well as value, Walgreens is positioned to give them what they want, when they want it, and where they want it. That is why our vision of "My Walgreens" is much more than a drugstore, but a retail health and daily living destination, one that provides convenient multichannel access to goods and services with best-in-class customer experience.

To that end, this year we completed our three-year plan to refresh Walgreens stores with our "customer-centric retailing" initiative across the chain that enhances the store's look and feel and the shopper's experience, leading to higher customer satisfaction and increased sales.

Raising the bar even higher, we ramped up the rollout of our groundbreaking "Well Experience" pilot stores and store formats in select markets. These stores bring together new urban retail design concepts, enhanced product assortments, innovations in our pharmacies and health clinics, improved customer engagement and new e-commerce technologies from our multichannel strategy. All position Walgreens to step out of the traditional drugstore format to create a new and unique customer experience.

Designed around customer needs, Well Experience stores include several drugstore innovations. Pharmacists are located in front of the pharmacy, out from behind the counter, offering greater and more personal patient interaction and consultation. Nurse practitioners are located adjacent to the pharmacies, providing broader healthcare services, from vaccinations and health testing to non-emergency medical treatment. Well Experience stores also feature our expanded fresh food selections, as well as enhanced beauty departments with an array of prestige and niche cosmetic, skincare and haircare brands not typically found in drugstores.

Through 2012, we have now opened or converted nearly 350 Walgreens locations with our Well Experience format, including a market-wide transformation of all 68 Walgreens stores in the Indianapolis area, and four expansive new upscale "flagship" stores in Chicago, New York City, Las Vegas and Puerto Rico. These 20,000-plus square foot stores feature everything from sushi bars, juice and smoothie bars and cafes to manicure stations. Customers walk in, look around, and say, "Wow – this is Walgreens?"

As we reinvent the drugstore experience, Walgreens continued to expand our selection of private-label health and daily living brands that deliver real value to consumers. One of our newest private brands, Nice!™, which launched in 2011, offers more than 400 high-quality grocery and household products at prices up to 30 percent below other national brands, and joins our Good & Delish™ and Pet Shoppe™ brands.

Walgreens stores also offer prepared meals for immediate consumption by on-the-go consumers, expanded grocery items for quick, convenient pickup, and a growing selection of fresh produce and healthy food choices that are crucial to underserved "food desert" communities lacking convenient nutritional options.

By serving as a "food oasis" in many of our communities, Walgreens has been recognized by First Lady Michelle Obama through her Let's Move initiative for helping to fight the childhood obesity epidemic. This is one way Walgreens is able to do good while doing good business.

The Walgreens–Alliance Boots partnership will accelerate our strategy to transform the traditional drugstore. Not only will Walgreens offer Alliance Boots global health and beauty brands, including the broadly popular No7™ and Botanics™ brands, but we will also have access to the impressive Alliance Boots product development laboratories based in Nottingham, England, to bring even more unique health and beauty products to the market, our shelves and consumers around the world.

Then, as fiscal 2013 opened, Walgreens launched a groundbreaking customer loyalty program called Balance™ Rewards that offers easy enrollment, instant points and endless rewards. It even rewards customers for healthy behavior such as getting flu shots and exercise.

Balance Rewards will take our Well Experience to a new level. Customers can enroll easily at the store counter, online, or with a mobile device, redeem points instantly for nearly all store or

Sales

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* *This is a non-GAAP measure. See Reconciliation of Non-GAAP Financial Measures on page 44.*

Earnings

*Adjusted Net Earnings in billions of dollars**



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* *This is a non-GAAP measure. See Reconciliation of Non-GAAP Financial Measures on page 44.*

online products, and receive bonus awards when they keep coming back. We award points for prescriptions – and even when members join in the Walk with Walgreens personal exercise program. The customer insights we learn through Balance Rewards also will enhance our customer experience.

Advance community pharmacy:
The U.S. Supreme Court's decision upholding the core provisions of the Patient Protection and Affordable Care Act was the year's top healthcare news. In a rapidly evolving healthcare market, Walgreens continued to seize new opportunities to deliver convenient, high-quality, affordable care – and help address the nation's healthcare needs.

Building from our foundation of approximately 8,000 stores, more than 26,000 pharmacists, more than 37,000 pharmacy technicians and 1,300 nurse practitioners at the 700 Take Care Clinics and workplace health and wellness centers, Walgreens is quickly moving forward to serve as a leading community pharmacy, health and wellness provider, and valued partner for payers and patients, as the first place for daily healthcare. Our healthcare strategy is designed to link all patient touch points and channels – stores, online, telephone and home delivery – to achieve three goals:

• *Enhance* our core pharmacy business. We are promoting and providing medication adherence, diabetes management, children's health, wellness education, HIV care and other services that build trusted relationships by providing best-in-class patient experience. To that end, we are pursuing efficiencies that free up pharmacist time to engage with patients and practice at the highest level of their profession.

• *Expand* beyond our core pharmacy business to provide broader retail health and wellness services, from prevention and screening services to chronic care management. Walgreens acquired BioScrip, Inc.'s community specialty pharmacy business to expand our role in serving HIV, oncology and transplant patients and others with chronic and complex health conditions that require intensive drug therapies. We are also expanding nurse practitioners' scope of services beyond minor episodic care and broadening their duties to include closer collaboration with primary care physicians.

• *Evolve* from our traditional pharmacy, health and wellness business to become a valued partner for doctors, health plans and health systems, helping to manage a variety of patient populations while improving total health outcomes and lowering costs.

Recognizing how we are transforming community pharmacy, *Fast Company* magazine named Walgreens to its list of Most Innovative Health Care Companies for the second time in three years. Demonstrating this innovation, Walgreens continued to be the nation's number-one private sector provider of flu vaccinations. When the U.S. Secretary of Health and Human Services, Kathleen Sebelius, the nation's top healthcare official, received her flu shot last winter, she went to Walgreens.

Delight our customers:
By "Well Experience," Walgreens means more than stores, product selections and prices that delight. Well Experience comes down to the women and men of Walgreens who deliver health and happiness when they engage our customers and patients.

As we reimagined our stores, we also raised the bar on employee-customer engagement with significant investments in training and development of our leadership and store teams. The curriculum includes an intensive Leadership Academy and, in fiscal 2013, Walgreens University for employees.

Also, this year we launched a new customer-experience curriculum and change management program for our front-line store team members, emphasizing three principles of service: *Easy* – make it easy for our customers to do business with us; *Recognize* – care for and connect with customers; and *Solve* – own our customers' issues, and see them through to resolution. Store managers are training to better engage and motivate employees.

Our customer experience pilots have focused on giving our customers a different experience than all other retailers at the key touch points in pharmacy, beauty and daily living. In addition, we now have rich customer segmentation data that will allow us to differentiate even further, personalize our services and measure our effectiveness. For example, we are piloting a service model for chronic-care patients, such as those with diabetes or HIV, that will help them take control of their healthcare and wellness decisions.

Our goal is to ensure every Walgreens employee adopts an extraordinary customer-service mindset, and that we embed actions and behaviors that advance our customer care.

Expand across new channels and markets:
As the world becomes more interconnected through global commerce and e-commerce, Walgreens continued extending our reach to new channels and markets.

We broke even more new ground this year in harnessing e-commerce and mobile technology. Leveraging our convenient brick-and-mortar locations with leading-edge online options, we are giving customers even more of what they want – a broader selection of products and services, where they want it – whether delivered to their homes or available for pickup at the store, and when they want it – two days, next day or next hour.

As we advanced our integration of drugstore.com – a leading online retailer we purchased last year, which has performed beyond expectations – we opened a new 50,000-square-foot e-commerce distribution facility. We also launched new technologies for customers to interact with Walgreens through smartphones and apps.

Walgreens can now send a text message to patients when their prescriptions are due for refill, which patients can complete with a simple "refill" reply text. Combining the convenience of online shopping with our neighborhood stores, we expanded Web Pickup™ services at pilot locations, allowing consumers to shop online at Walgreens.com and pick up orders at their Walgreens store in as little as an hour.

Going further, customers who check in at any Walgreens store through Foursquare on their smartphones instantly receive a unique scannable coupon on their phones that is redeemable in the store, with no texting, reply or other steps required. Customers can also print photos at any store directly from their iPhone and Android mobile devices. And to advance our role as a community healthcare leader, Walgreens can now deliver patient data directly to primary care providers to improve the coordination of care.

Expanding into new markets, with the Alliance Boots partnership, Walgreens now has interests in businesses in Europe and across the globe.

Together, Walgreens and Alliance Boots will have unmatched supply chain and procurement expertise, offering customers innovative solutions and optimal efficiencies. We'll have a portfolio of retail and business brands, including global health and beauty product brands that will be unparalleled in the industry. This will give us a unique platform for growth and the opportunity to further develop a diversified and robust profit pool across the U.S., Europe and key emerging markets.

The partnership also advances Alliance Boots strategies. As Stefano Pessina, executive chairman of Alliance Boots, said, "This strategic transaction represents a further vital step in achieving our vision of becoming a global pharmacy-led healthcare leader. We believe that it will bring clear benefits to all stakeholders, creating significant and sustainable industrial value through synergies and the deployment of our joint expertise. The fit is natural; Walgreens consumer profile in the U.S. is similar to Boots in the U.K. in many ways: a trusted and much-loved pharmacy brand with a strong heritage."

In the transaction, Walgreens exchanged $4.0 billion in cash and 83.4 million shares of stock for a 45 percent equity ownership stake in Alliance Boots, and will have the option to proceed to a full combination by acquiring the remaining 55 percent of Alliance Boots within the next three years. The transaction has been structured to allow synergies to be realized by the respective management teams working closely together on key projects, while providing the opportunity to progress to full integration. Both companies believe this transaction structure increases the potential for value creation, while reducing the initial business disruption and allowing time for thoughtful integration planning.


Boots
pharmacy
beauty
photo
optici
baby
food
phar
on the

This Boots flagship store on Oxford Street in London is one of Alliance Boots more than 3,330* health and beauty retail stores in 11* countries. Like Walgreens, the stores are unified with one purpose: to help people look and feel their best. Walgreens completed its initial investment in its strategic partnership with Alliance Boots in August 2012.

*Figures include Alliance Boots associates and ventures (including Galenica)

Meanwhile, Walgreens continued to expand its presence in the U.S. market. This year, we purchased a 144-store regional drugstore chain in the mid-South region, which includes USA Drug, Super D Drug, May's Drug, Med-X and Drug Warehouse stores.

Reinvent our cost structure through continuous improvement and innovation:
After achieving our goal of delivering more than $1 billion in annual pre-tax cost savings from 2008 to 2011, Walgreens continued process improvement and innovation have become part of our corporate DNA at the Company.

As we continued driving significant improvements in our cost structure, controlling our expenses, and making surgical cost reductions as needed, these steps helped our Company to weather the still-recovering economy and the disruption to our prescription volume this year. They also helped us free up investment capital for our strategic initiatives. Numerous advances in operating efficiency – including energy-saving measures that make Walgreens a retail leader in environmental protection – also helped reduce costs.

The Walgreens–Alliance Boots partnership provides real cost-efficiency opportunities, most significantly in four areas: 1) procurement synergies, including purchasing prescription and over-the-counter drugs; 2) daily living products; 3) goods purchased not for resale; and 4) revenue synergies from introducing Alliance Boots product brands to Walgreens and Duane Reade stores. We also expect revenue synergies from sharing best practices, particularly in pharmacy operations, health and wellness services and logistics.

Looking ahead

In fiscal 2013, management's overarching focus will be on three major areas: First, executing the Alliance Boots strategic partnership and realizing the anticipated synergies and benefits as the first global pharmacy-led, health and wellbeing enterprise. Second, expanding our Well Experience stores and concepts throughout Walgreens. And third, advancing the role that community pharmacy can play in healthcare across the communities we serve every day.

We expect to make substantial progress in each of these areas with a relentless focus on disciplined execution and pursuit of optimum efficiency – all toward reaching our long-term goals of double-digit growth in earnings per share, increasing return on invested capital, and top-tier shareholder returns. Looking ahead, we believe we are right on track to deliver.

On a more personal note, Walgreens steady and substantial progress in our strategic transformation over the past several years stands in tribute to the vision, leadership and steady guidance of Al McNally, our non-executive chairman of the board from 2009 until this year, and who has served on the board of directors since 1999. Al has played an instrumental and indispensable role as Walgreens developed and advanced our transformational strategies. Importantly, his mantra of disciplined planning and execution has become hardwired throughout the management team and company. As Al rotates from his role as non-executive chairman, consistent with board policy, we are grateful that Walgreens will continue to benefit from his service on the board.

In further changes to the Walgreens board, we welcomed new director Janice M. Babiak, former partner at Ernst & Young LLP. Also, with the completion of Walgreens initial investment in Alliance Boots in August, Stefano Pessina, executive chairman of Alliance Boots, and Dominic Murphy, director and member of KKR & Co. L.P., joined the Walgreens board of directors, as several members of Walgreens most senior management team joined the Alliance Boots board of directors.

This was a challenging year for our 240,000 employees. We asked a lot from them. But with their usual determination, commitment and spirit of service, fueled by the delight they provide customers and patients, the Walgreens team stepped up, rolled with the changes, met the challenges head on, and pulled closer together to deliver Well at Walgreens. Our progress this year in advancing our transformation while achieving solid results is a tribute to these remarkable men and women. It is also a tribute to you, our shareholders, for your trust and confidence in our Company, and we sincerely thank you.

James A. Skinner
Chairman of the Board

Gregory D. Wasson
President and Chief Executive Officer

October 22, 2012

Walgreens + Alliance Boots

working well together



Alliance Healthcare

Walgreens and Alliance Boots are forming a strategic partnership to create the first global pharmacy-led, health and wellbeing enterprise. Alliance Boots two main business activities – pharmacy-led, health and beauty retailing and pharmaceutical wholesaling and distribution *(pictured above)* – are essential to its market-leading position in Europe and growth in key emerging markets. Combine that with Walgreens leading position in the United States, and together the two companies have more than 350,000 employees (including associates and joint ventures) and generate more than $100 billion in revenue across 26 countries.

2012 will go down in Walgreens history as the year the Company expanded its horizons across oceans, national borders and new languages. In announcing a strategic partnership with Alliance Boots in June, Walgreens gained a presence in three additional continents and took a step toward becoming the first global pharmacy-led, health and wellbeing enterprise. This strategic partnership brings together two great companies with iconic brands as a major component of Walgreens growth strategy to expand across new channels and markets.

In August 2012, the two companies announced Walgreens had completed its initial investment in their strategic partnership. This investment, which consists of approximately $4.0 billion in cash and 83.4 million shares of Walgreens common stock in exchange for a 45 percent equity stake in Alliance Boots, also gives Walgreens the option to proceed to a full combination in approximately three years by acquiring the remaining 55 percent of Alliance Boots. Walgreens initial investment and option exclude the Alliance Boots minority interest in Galenica Ltd., the Swiss healthcare group. The Alliance Boots investment in Galenica continues to be owned by Alliance Boots for the benefit of its shareholders other than Walgreens.

Back in 2007, Walgreens primary growth driver was opening new stores. That year, the Company cut the ribbon on a new store every 17 hours. Today, with nearly 8,000 retail health and daily living stores on the best corners in America, Walgreens strategy has transitioned from purely new store growth to expansion into new markets and new ways of reaching the customer.

Walgreens believes Alliance Boots is a perfect fit for that new growth strategy. The two companies' complementary geographic footprints, shared values and rich histories of trusted healthcare services date back more than 100 years. As the U.K.'s leading pharmacy-led, health and beauty retailer, Boots helps customers look and feel better than they ever thought possible. Throughout its history, Boots has provided high-quality health and beauty products at affordable prices. In 2006, Stefano Pessina had the idea to merge Alliance UniChem, PLC, a leading pharmaceutical wholesaling and retail pharmacy group, with Boots Group PLC to form Alliance Boots.

Today, Alliance Boots continues to expand internationally, focusing on two main lines of business: pharmacy-led, health and beauty retailing, and pharmaceutical wholesaling and distribution. Including associates and joint ventures, Alliance Boots has more than 3,300 retail stores in 11 countries, unified with one purpose: to help people look and feel their best. It also operates the largest international pharmaceutical wholesaler network in Europe, serving more than 170,000 pharmacies, doctors, health centers and hospitals.

If Walgreens exercises its option to acquire the remaining 55 percent of Alliance Boots, the two companies together would become the world leader in pharmacy-led health and wellbeing, with the largest international pharmaceutical wholesale network in the industry. They would also be the largest buyer of prescription drugs in the world. Combining strengths and expertise, Walgreens and Alliance Boots plan to build a worldwide healthcare platform for the future that provides innovative ways to address global health and wellbeing challenges.




No7
Tailored anti-ageing results for every age
New No7 Overnight Radiance Boost
Wake up to brighter, more radiant skin
No7
Beautiful Skin
Overnight
Radiance Boost
Wake up to brighter, more radiant skin.

Alliance Boots highly regarded product lines include No7, the U.K.'s leading skincare brand and a favorite among customers like Gemma Gardner, left. In stores, Boots beauty advisor Geraldine Freer helps Gemma and other customers find the perfect shade to help them look and feel their best.


rx diagnostics
hosiery
socks
toothbrushes
Pampers
Easy Ups
Whey Protein
Nice!

It's an understatement to say Steve Gorgievski's shopping needs have changed following his marriage and the birth of his three daughters. Through Walgreens groundbreaking Well Experience pilot in the Indianapolis market, the Company has also evolved alongside Steve's growing family to meet the needs of today's consumers.

Several new features of Walgreens Well Experience store format, such as a fresh food section, upgraded beauty department, enhanced private brand selection and patient-centered health experience, can provide this husband and father with everything he needs to help his family be happy and healthy – all at Walgreens.

Transforming lives

with Well Experience


Pampers
Cruisers

Steve Gorgievski used to shop at his Indianapolis Walgreens once a month, mostly to pick up prescriptions. Then he and his wife had a daughter, and it became weekly runs to Walgreens for diapers and baby wipes. By the time their second and third daughters came along, the Gorgievskis could be found at Walgreens several times a week buying milk, over-the-counter children's medications and other essentials.

Walgreens fits the needs of the Gorgievskis' growing family. At the same time, the Company is also evolving. In January, Walgreens refreshed its entire 68-store Indianapolis market with its new pilot concept called the "Well Experience." This new concept is fresh, inviting and customized to meet the unique needs of local communities. Well Experience combines products and services that help customers get, stay and live well, creating a health and daily living store that breaks the retail mold.

For Steve and his family, the new concept helped turn a convenient stop for necessities into one destination for fresh food, healthcare and the other day-to-day needs that fuel his growing family. For example, when Steve gets off work as an officer with the Indianapolis Police Department, he may find a message from his wife, Jordan, asking him to stop by Walgreens on the way home – an easy in-and-out trip for a missing dinner ingredient. In the new fresh food section, customers can pick up everything they need to create a balanced meal, from basics such as apples, potatoes and onions, to heat-and-eat meal selections that offer a healthy alternative to fast food. And with the Indianapolis marketwide rollout of Web Pickup, customers can shop for these products – and more – online and pick up their order in as little as an hour.

With three daughters under the age of six, the Gorgievskis place a high importance on value. Steve is a convert to private brand products he can find only at Walgreens, such as the Nice! brand and, of course, the Walgreens brand – especially when it comes to his girls' over-the-counter medication needs.

And because Jordan runs a home healthcare business out of their house, the Gorgievski family is in a unique position to appreciate Walgreens new health experience. For both her own family and her clients, Jordan appreciates the active role Walgreens pharmacists take in counseling patients about their medications. Pharmacists are out in front of the counter, more visible and accessible for patient counseling. Many Well Experience pharmacies, like the one the Gorgievskis use, also feature a Take Care Clinic, which offers affordable, accessible and high-quality healthcare for the entire family.

With these enhancements, Walgreens has gone beyond convenience, growing alongside the Gorgievski family into a trusted resource and health partner for Steve, Jordan and the girls – at every step of their healthcare journey.



With the Transfer by Scan feature in Walgreens iPhone and Android app, patients can quickly transfer a prescription from a competitor to their nearest Walgreens pharmacy. Mobile users simply take a picture of their prescription bottle with their smartphone, enter some basic information on the secure mobile app, and select the store where they'd like to pick up the prescription. Once the transfer is complete, customers can use the Refill by Scan feature to quickly order their prescriptions.

Staying healthy
with care made easy



As pharmacy manager at one of Walgreens Well Experience pharmacies in Indianapolis, Krunal Patel provides expanded services, such as immunizations, health tests and medication counseling, to help Walgreens play a greater role in healthcare.

Despite a diagnosis of Type 2 diabetes, 60-year-old Ken Pollard is in excellent health. He credits expert advice from his Walgreens pharmacist, as well as 41 years of marriage to his high-school sweetheart, for enabling him to maintain an active lifestyle that keeps his diabetes in check. When the retired park ranger isn't spending time outdoors or leading groups of disadvantaged city kids on horseback trail rides across his home state of Texas, you'll find him at the gym with his wife, Susan – he lifts weights while she takes dance-aerobics classes.

But it wasn't always that way. When Ken was diagnosed with diabetes 10 years ago, he was short on healthy solutions and long on questions: How would he control his blood glucose on those long-haul trail rides? Would diabetes always consume his thoughts as it did in those first days after being diagnosed? And how would he keep complications of diabetes, like vision problems, from stealing away his retirement?

Fortunately, Ken could rely on Aaron Williams, his Walgreen pharmacist in Austin, Texas. Aaron helped Ken understand how to control his blood sugar through insulin and medication. He taught Ken about diet and nutrition, and counseled him on drug interactions that could arise with his daily supplement. When Ken spent weeks away from home on his 700-mile horseback treks, he would make stops at Walgreens, where pharmacists from El Paso to Houston could pull up his pharmacy records, provide advice and answer his questions.

That integration among Walgreens pharmacies and with patients' larger healthcare teams is a cornerstone of the Company's pharmacy, health and wellness strategy. Through expanded services in the pharmacy and Take Care Clinics – such as immunizations, enhanced pharmacist counseling, chronic care management and health testing – Walgreens healthcare professionals are poised to deliver the type of affordable, accessible community care that has the potential to transform patients' lives and our nation's healthcare system.

Walgreens pharmacies and clinics are already part of customers' daily routines. Building on those relationships, the Company's goal is to "own the strategic territory of Well" by playing an even greater role in healthcare through a strong focus on community pharmacy, integration and expanded services. As Walgreens accomplishes that, the Ken Pollards of the world will become more common – people who rise above chronic conditions to live active, happy and healthy lives through the care and counseling of their Walgreens pharmacist.



Ken Pollard and his wife, Susan, rely on their local Walgreens in Austin, Texas, to keep them well enough to maintain an active lifestyle. Regular fixtures at the gym and on the trails, the Pollards are able to keep chronic conditions, such as Type 2 diabetes, in check through medication and advice from their pharmacist. As Walgreens expands its pilot Well Experience format to more markets, the Company is poised to help patients take charge of their health through enhanced services in the pharmacy and Take Care Clinic. The Company is leading the way to transform the traditional drugstore into a retail health and daily living destination.



When she needs to take care of herself after spending long hours caring for others, Carmen Ana Fuentes heads to one place – the upscale LOOK Boutique at Walgreens flagship store in Guaynabo, Puerto Rico. There, beauty advisor Jillan Delgado knows how to pamper Carmen like a celebrity, creating a customer experience that's more department store cosmetics counter than drugstore beauty area.

Walgreens flagship stores are designed to get people talking. They're in high-profile, high-traffic areas of large cities, and although they offer some products and services you won't find in every store – such as sushi, manicures, and locally baked treats – they showcase the outstanding customer service people can expect at any Walgreens.

The beauty of outstanding service



Carmen Ana Fuentes' life has become more complicated. Her 76-year-old father, Carmelo, who used to live with her full-time, was recently moved to the local veterans' hospital after suffering a massive stroke in 2011. When she's not visiting her father every other day or catching up with her grown son, Carmen spends her time teaching yoga and nutrition to low-income children in San Juan, Puerto Rico. With all the caring she does for others, Carmen's hours to herself are rare and precious.

That's why it's such a good thing she's on a first-name basis with Jillan Delgado, head beauty advisor at Walgreens flagship store in Guaynabo. Jillan helps Carmen choose cosmetics, nail polish and skincare products that help her feel like she's pampering herself. With all the time Carmen spends helping others become a little healthier, she knows she can come to Walgreens to feel a little happier herself. And Jillan goes out of her way to find Carmen that bit of "happy" in the upscale LOOK Boutique.

Each customer has a story, a reason for choosing Walgreens. For Carmen, it's the personalized service she gets from Jillan, who can recommend products that are perfect for her. That's one example of how the Company achieves its vision to become "my Walgreens" for everyone in America, their first choice for health and daily living. Walgreens is making that vision a reality by maintaining its strong values and culture, continuing to invest in its employees and giving them the tools and resources they need to feel like they can make a difference in someone's life.

With special training in cosmetics and the opportunity to work in a Well Experience store, Jillan has what she needs to go beyond a typical customer experience and provide an outstanding one. By investing in its people and customer experience, Walgreens helps Jillan and employees like her do more than a job. It helps them fulfill a purpose: to help people get, stay and live well.



In September 2012, we launched Balance™ Rewards, an innovative loyalty program that offers easy enrollment, instant points and endless rewards. This best-in-class program strengthens Walgreens ability to better understand its customers, such as Kathryn Lee, shown here using her Balance Rewards card in Wilmette, Illinois. The loyalty program also allows the Company to meet shoppers' changing needs and treat its best customers even better. Through Balance Rewards, customers enjoy exclusive savings. They also earn points on thousands of in-store items and activities that help them stay well, such as filling a prescription or participating in Walk with Walgreens.

The value of ideas and innovation


photo

Through Walgreens sustainability efforts, the Company is reducing costs and its carbon footprint at the same time. Using a new construction debris diversion process during store remodels, Walgreens has diverted 1.7 million pounds of debris from landfills and reduced construction waste costs by almost 5 percent. As those stores are remodeled, they're fitted with fluorescent and light-emitting diode (LED) bulbs, which are brighter, yet use less energy. In addition, new cooler doors are added to open-front coolers, which reduce cooler energy usage by 70 percent while maintaining healthy food temperatures.

Walgreens has a long history of commitment to continuous improvement and innovation. That commitment stretches across the Company, as Walgreens designs and develops new store formats, connects to customers with award-winning applications and technologies, commits to sustainable practices and invests in the development of new ideas across the healthcare industry. That spirit of innovation also is alive every day in the Company's stores and employees, as a means to improve operations, manage costs and develop new sources of revenue. The Company encourages its employees to personally invest in that transformation by developing more efficient processes and ways to source merchandise and supplies. In doing so, Walgreens is giving its employees a creative outlet for revenue-generating workplace ideas, while creating value for shareholders and a valuable experience for customers.

Thanks to important, employee-generated innovations, team members like Melanie Sipe in Denver are able to spend more time getting to know their customers and engaging them in efforts important to Walgreens and its communities. For example, instead of making several trips to the stockroom to replace popular items that move quickly off the shelves, Melanie now uses a new mobile replenishment cart Walgreens introduced in more than 4,000 stores earlier this year. These carts are organized according to the store's shelving and stored in the stockroom, ready to roll out directly onto the sales floor. This single process improvement has removed an average of 2.5 hours per week from the restocking process, and upon chainwide rollout, is expected to translate to approximately $11 million in workload efficiencies.

The Company is also improving work processes in the pharmacy. By centralizing tasks such as data entry and phone calls, Walgreens has been able to give community pharmacists more time to spend with customers, elevating their work to a new level of consultative care for patients. Customer feedback shows that when Walgreen pharmacists spend more time with patients, they're seen as more approachable. That can lead to better care, closer adherence to medication regimens and improved health outcomes for patients.

In addition to working more efficiently to provide better customer service, some of Walgreens best examples of cost savings come from its sustainability efforts. Rooftop solar power systems, geothermal energy, state-of-the-art energy management systems, fluorescent lamp retrofits and wind turbines are all "green" technologies the Company is using to reduce its energy consumption. Combined, these energy savings totaled approximately $19 million in fiscal 2012. By doing good while doing good business, the Company is able to reduce its costs and its carbon footprint at the same time.


Notebook


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This year, the Company introduced an innovative mobile replenishment cart. This cart helps team members like Melanie Sipe, service clerk in Denver, to become more efficient at restocking store aisles. Products can be stored neatly in the stockroom on these carts and rolled directly out onto the selling floor for easier placement on store shelves. The carts are organized by aisle, saving even more time. Walgreens estimates these carts save 2.5 hours per week in the average store, which upon chainwide rollout, is expected to translate to $11 million in workload efficiencies. The Company recently expanded an internal campaign encouraging team members to submit more ideas, like the mobile stocking cart, designed to help reduce expenses or grow revenue.



Board of Directors *As of October 22, 2012*

(Back row – left to right)

James A. Skinner
Chairman of the Board –
Walgreen Co.
Elected 2005

Alan G. McNally
Former Chairman of the Board – Walgreen Co. and Former Chief Executive Officer – Harris Bank
Elected 1999 *(3)*

Ginger L. Graham
President and
Chief Executive Officer –
Two Trees Consulting, Inc.
Elected 2010 *(2) (3)*

Mark P. Frissora
Chairman of the Board and Chief Executive Officer –
Hertz Global Holdings, Inc. and The Hertz Corporation
Elected 2009 *(3*) (4)*

William C. Foote
Former Chairman of the Board and
Chief Executive Officer –
USG Corporation
Elected 1997 *(2*) (4)*

Steven A. Davis
Chairman of the Board and Chief Executive Officer –
Bob Evans Farms, Inc.
Elected 2009 *(2) (4*)*

(Front row – left to right)

Alejandro Silva
Chairman of the Board and Chief Executive Officer –
Evans Food Group, Inc.
Elected 2008 *(1) (4)*

Nancy M. Schlichting
President and
Chief Executive Officer –
Henry Ford Health System
Elected 2006 *(1) (2)*

David Y. Schwartz
Former Partner –
Arthur Andersen LLP
Elected 2000 *(1*) (3)*

Gregory D. Wasson
President and
Chief Executive Officer –
Walgreen Co.
Elected 2009

David J. Brailer, MD, PhD
Chairman –
Health Evolution Partners
Elected 2010 *(1) (3)*

Janice M. Babiak
Former Partner
Ernst & Young LLP
Elected 2012 *(1) (3)*

(Not Pictured)

Dominic Murphy
Partner –
Kohlberg Kravis Roberts & Co. L.P.
Elected 2012 *(3)*

Stefano Pessina
Executive Chairman –
Alliance Boots GmbH
Elected 2012 *(3)*

(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Nominating and Governance Committee
** Committee Chair*

Officers *As of October 22, 2012*

Executive Officers

Gregory D. Wasson
President and Chief Executive Officer

Sona Chawla
President, E-Commerce

Kermit R. Crawford
President, Pharmacy, Health and Wellness

Joseph C. Magnacca
President, Daily Living Products and Solutions

Wade D. Miquelon
Executive Vice President, Chief Financial Officer and President, International

Mark A. Wagner
President, Community Management and Operations

Thomas J. Sabatino, Jr.
Executive Vice President, General Counsel and Corporate Secretary

Graham W. Atkinson
Senior Vice President and Chief Marketing and Customer Experience Officer

Bradley M. Fluegel
Senior Vice President and Chief Strategy Officer

Mia M. Scholz
Senior Vice President – Corporate Financial Operations, Controller and Chief Accounting Officer

Timothy J. Theriault
Senior Vice President and Chief Information Officer

Kathleen Wilson-Thompson
Senior Vice President and Chief Human Resources Officer

Robert G. Zimmerman
Senior Vice President, International and International Chief Administration Officer

W. Bryan Pugh
Vice President, Well Experience

Senior Vice Presidents

Jeffrey Berkowitz

R. Bruce Bryant

Donald C. Huonker, Jr.

Jeffrey L. Kang, MD, MPH

J. Randolph Lewis

Reuben E. Slone

Kevin P. Walgreen

Vice President and Treasurer

Jason M. Dubinsky

Vice Presidents

Thomas J. Connolly

Michael Ellis

Charles V. Greener

John W. Spina

Denise K. Wong

General Auditor

Christopher Domzalski

Five-Year Summary of Selected Consolidated Financial Data

Walgreen Co. and Subsidiaries *(Dollars in millions, except per share and location amounts)*

Fiscal Year		2012*(1)*	2011	2010*(4)*	2009	2008
Net Sales		**$71,633**	$72,184	$67,420	$63,335	$59,034
	Cost of sales *(2)*	**51,291**	51,692	48,444	45,722	42,391
	Gross Profit	**20,342**	20,492	18,976	17,613	16,643
	Selling, general and administrative expenses *(1) (2) (6)*	**16,878**	16,561	15,518	14,366	13,202
	Gain on sale of business *(3)*	**—**	434	—	—	—
	Operating Income	**3,464**	4,365	3,458	3,247	3,441
	Interest expense, net *(1)*	**(88)**	(71)	(85)	(83)	(11)
	Earnings Before Income Tax Provision	**3,376**	4,294	3,373	3,164	3,430
	Income tax provision *(5)*	**1,249**	1,580	1,282	1,158	1,273
	Net Earnings	**$ 2,127**	$ 2,714	$ 2,091	$ 2,006	$ 2,157
Per Common Share	Net earnings					
	Basic	**$ 2.43**	$ 2.97	$ 2.13	$ 2.03	$ 2.18
	Diluted	**2.42**	2.94	2.12	2.02	2.17
	Dividends declared	**.95**	.75	.59	.48	.40
	Book value	**19.32**	16.69	15.34	14.54	13.01
Non-Current Liabilities	Long-term debt	**$ 4,073**	$ 2,396	$ 2,389	$ 2,336	$ 1,337
	Deferred income taxes	**545**	343	318	265	150
	Other non-current liabilities	**1,886**	1,785	1,735	1,396	1,410
Assets and Equity	Total Assets	**$33,462**	$27,454	$26,275	$25,142	$22,410
	Shareholders' Equity	**18,236**	14,847	14,400	14,376	12,869
	Return on average shareholders' equity	**12.9%**	18.6%	14.5%	14.7%	18.0%
Locations	Year-end *(7)*	**8,385**	8,210	8,046	7,496	6,934

(1) *On August 2, 2012, the Company completed the acquisition of 45% of the issued and outstanding share capital of Alliance Boots GmbH in exchange for cash and Company shares. The Company accounts for this investment using the equity method of accounting on a one-month lag basis. Because the closing of this investment occurred within one month of the Company's fiscal year end, the results of operations of Alliance Boots GmbH are not reflected in the Company's reported net earnings for fiscal 2012. Transaction costs associated with the investment were $90 million pre-tax, $82 million or $.11 per diluted share, after tax and after including the earnings per share impact of issuing shares to finance the investment. Costs included $69 million in selling, general and administrative expenses and $21 million of interest expense.*

(2) *Fiscal 2011, 2010 and 2009 included Rewiring for Growth restructuring and restructuring-related charges of $45 million pre-tax, $28 million after tax; $106 million pre-tax, $67 million after tax; and $252 million pre-tax, $160 million after tax, respectively. Charges included in cost of sales for fiscal 2011, 2010 and 2009 were $3 million, $40 million and $95 million, respectively. Selling, general and administrative expenses related to the initiative for fiscal 2011, 2010 and 2009 were $42 million, $66 million and $157 million, respectively. Fiscal 2012, 2011, 2010 and 2009 included expenses related to Customer Centric Retailing store conversions of $15 million, $84 million, $45 million and $5 million, respectively, all of which were included in selling, general and administrative expenses.*

(3) *In fiscal 2011, the Company sold its pharmacy benefit management business, Walgreens Health Initiatives, Inc., to Catalyst Health Solutions, Inc. and recorded a pre-tax gain of $434 million, $273 million or $.30 per diluted share, after tax.*

(4) *Includes results of Duane Reade operations since the April 9, 2010 acquisition date.*

(5) *Fiscal 2010 included a deferred tax charge of $43 million related to the repeal of a tax benefit for the Medicare Part D subsidy for retiree benefits.*

(6) *Fiscal 2008 included a positive adjustment of $79 million pre-tax, $50 million after tax, relating to an adjustment of the Company's vacation liability.*

(7) *Locations include drugstores, worksite health and wellness centers, infusion and respiratory services facilities, specialty pharmacies and mail service facilities. The foregoing does not include locations of unconsolidated partially owned entities, such as Alliance Boots GmbH, of which the Company owns 45% of the outstanding share capital.*

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and the related notes included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under "Cautionary Note Regarding Forward-Looking Statements" below and in Item 1A (Risk Factors) in our Annual Report on Form 10-K. References herein to "Walgreens," the "Company," "we," "us" or "our" refer to Walgreen Co. and its subsidiaries included in the consolidated financial statements and does not include unconsolidated partially owned entities, such as Alliance Boots GmbH, of which we own 45% of the outstanding share capital, except as otherwise indicated or the context otherwise requires.

Introduction

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, household items, convenience and fresh foods, personal care, beauty care, photofinishing and candy. Customers can have prescriptions filled in retail pharmacies as well as through the mail, and customers may also place orders by telephone and online. At August 31, 2012, we operated 8,385 locations in 50 states, the District of Columbia, Guam and Puerto Rico. Total locations do not include 360 Take Care Clinics that are operated primarily within other Walgreens locations or locations of unconsolidated partially owned entities such as Alliance Boots GmbH.

Number of Locations

Location Type	**2012**	2011	2010
Drugstores	**7,930**	7,761	7,562
Worksite Health and Wellness Centers	**366**	355	367
Infusion and Respiratory Services Facilities	**76**	83	101
Specialty Pharmacies	**11**	9	14
Mail Service Facilities	**2**	2	2
Total	**8,385**	8,210	8,046

The drugstore industry is highly competitive. In addition to other drugstore chains, independent drugstores and mail order prescription providers, we compete with various other retailers including grocery stores, convenience stores, mass merchants, online pharmacies, warehouse clubs and dollar stores.

Our sales, gross profit margin and gross profit dollars are impacted by, among other things, both the percentage of prescriptions that we fill that are generic and the rate at which new generic drugs are introduced to the market. In general, generic versions of drugs generate lower total sales dollars per prescription, but higher gross profit margins and gross profit dollars, as compared with patent-protected brand name drugs. The positive impact on gross profit margins and gross profit dollars typically has been significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a "generic conversion." In any given year, the number of major brand name drugs that undergo a conversion from branded to generic status can increase or decrease, which can have a significant impact on our sales, gross profit margins and gross profit dollars. And, because any number of factors outside of our control or ability to foresee can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods.

The long-term outlook for prescription utilization is strong due in part to the aging population, the increasing utilization of generic drugs, the continued development of innovative drugs that improve quality of life and control healthcare costs, and the expansion of healthcare insurance coverage under the Patient Protection and Affordable Care Act signed into law in 2010 (the ACA). The ACA seeks to reduce federal spending by altering the Medicaid reimbursement formula (AMP) for multi-source drugs, and, when implemented, is expected to reduce Medicaid reimbursements. State Medicaid programs are also expected to continue to seek reductions in reimbursements independent of AMP. In addition, we continuously face reimbursement pressure from pharmacy benefit management (PBM) companies, health maintenance organizations, managed care organizations and other commercial third party payers, and our agreements with these payers are regularly subject to expiration, termination or renegotiation.

Following our June 21, 2011 announcement that contract renewal negotiations with pharmacy benefit manager Express Scripts, Inc. (Express Scripts) had been unsuccessful, Walgreens exited the Express Scripts pharmacy provider network as of January 1, 2012. On July 19, 2012, Walgreens and Express Scripts announced their entry into a new multiyear agreement pursuant to which Walgreens began participating in the broadest Express Scripts retail pharmacy provider network available to Express Scripts clients as of September 15, 2012. From January 1, 2012, until September 14, 2012, however, Express Scripts' network did not include Walgreens pharmacies. Express Scripts, in its capacity as a pharmacy benefits manager, processed approximately 88 million prescriptions filled by Walgreens in fiscal 2011, representing approximately $5.3 billion of our fiscal 2011 net sales. Compared to fiscal 2011, we estimate that the negative impact of not being part of the Express Scripts, Inc. pharmacy provider network, net of associated cost reductions, was $0.21 per diluted share.

We expect the positive impact of our new agreement with Express Scripts will be incremental over time, particularly over the first several quarters after September 15, 2012. While we cannot predict with certainty which Express Scripts clients will choose to include us in their pharmacy networks after September 15, 2012, we expect that our pharmacies will participate in the pharmacy networks of most clients for which Express Scripts serves as pharmacy benefit manager. However, one substantial client of Express Scripts, the United States Department of Defense TRICARE program, has announced that Walgreens will continue to not be a part of its pharmacy network and will be designated as a non-network pharmacy provider for TRICARE beneficiaries. Most of the patients we served in calendar 2011 who participated in a plan for which Express Scripts served as pharmacy benefit manager transitioned to another pharmacy after we exited the Express Scripts network on January 1, 2012. We expect to incur marketing and other costs in connection with efforts to regain former patients and attract new patients covered by plans for which we become a network pharmacy provider as a result of our agreement with Express Scripts.

Ultimately, the magnitude and timing of the impact on our financial results of rejoining the Express Scripts retail pharmacy provider network will depend on our ability to regain former patients and attract new patients covered by existing and new Express Scripts clients; however, we cannot predict with certainty what level of business we will achieve as a result of rejoining the Express Scripts retail pharmacy provider network in any particular future time period. We also intend to continue to pursue initiatives seeking to align our costs with anticipated business levels and requirements over time. Rejoining the Express Scripts retail pharmacy provider network is expected to positively affect our net sales, net earnings and cash flows over time relative to the levels we would otherwise achieve if we were not in the Express Scripts network and to mitigate the adverse effects related to our non-participation in the Express Scripts retail pharmacy provider network during the period from January 1, 2012 through September 14, 2012. See "Cautionary Note Regarding Forward-Looking Statements."

Total front-end sales have grown due to sales gains in existing stores, acquired stores and new store openings. Front-end sales have increased in the non-prescription drugs, beer and wine, beauty, convenience and fresh foods and photofinishing categories.

Periodically, we make strategic acquisitions and investments that fit our long-term growth objectives. Consideration is given to retail, health and wellbeing enterprises and other potential acquisitions and investments that provide unique opportunities and fit our business objectives. On August 2, 2012, we completed the initial investment contemplated by the Purchase and Option Agreement dated June 18, 2012, by and among Walgreens, Alliance Boots GmbH and AB Acquisitions Holdings Limited (the "Purchase and Option Agreement"), which resulted in our acquisition of 45% of the issued and outstanding share capital of Alliance Boots GmbH, in exchange for $4.025 billion in cash and 83,392,670 shares of Walgreens common stock (Step 1). Alliance Boots is the largest retail pharmacy, health and daily living destination in Europe with over 3,330 retail locations. Its pharmaceutical wholesaling and distribution businesses, together with associates and joint ventures, operate over 370 distribution centers supplying more than 170,000 pharmacies, doctors, health centers and hospitals. We account for our 45% investment in Alliance Boots using the equity method of accounting on a one-month lag basis. Because the closing of this investment occurred within one month of the Company's fiscal year end, the results of operations of Alliance Boots GmbH are not reflected in the Company's reported net earnings for the fiscal quarter or year ended August 31, 2012. Our 45% proportionate interest in the profit of Alliance Boots GmbH for the three-month period ended October 31, 2012, will be reflected in the Company's reported net earnings for the fiscal quarter ended November 30, 2012.

The Purchase and Option Agreement also provides, among other things and subject to the satisfaction or waiver of specified conditions, that we will have the right, but not the obligation, to acquire the remaining 55% interest in Alliance Boots GmbH in exchange for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens common stock, subject to certain specified adjustments (second step transaction). If Walgreens exercises the call option, in certain limited circumstances, Walgreens may be required to make the entire second step transaction payment in cash. The call option is exercisable by us, in our sole discretion, at any time during the period beginning February 2, 2015 and ending August 2, 2015. In addition, in certain specified cases, if Walgreens does not exercise the call option, or Walgreens has exercised the call option but the second step transaction does not close, Walgreens may be required to return to the sellers an approximately 3% interest in Alliance Boots GmbH in exchange for a nominal amount. Walgreens initial investment and the call option excludes the Alliance Boots minority interest in Galenica Ltd. (Galenica). The Alliance Boots investment in Galenica continues to be legally owned by Alliance Boots for the benefit of Alliance Boots shareholders other than Walgreens. Additional information regarding our investment in Alliance Boots GmbH is available in our Current Reports on Form 8-K filed on June 19, 2012 and August 6, 2012 (as amended by the Form 8-K/A filed on September 10, 2012). The amendment to our August 6, 2012 Form 8-K filed on September 10, 2012, includes as exhibits thereto Alliance Boots audited consolidated financial statements for the years ended March 31, 2012, 2011 and 2010 (prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board) and unaudited pro forma consolidated financial information related to our 45% investment in Alliance Boots GmbH.

Other strategic acquisitions in fiscal 2012 included certain assets of BioScrip, Inc.'s (BioScrip) community specialty pharmacies, and centralized specialty and mail services pharmacy businesses, which advance community pharmacy and bring additional specialty pharmacy products and services closer to patients. The Company also grew its infusion business in select markets through the acquisition of Crescent Pharmacy Holdings, LLC (Crescent). On September 17, 2012, the Company completed its acquisition of USA Drug, which includes 144 drugstore locations operating under the USA Drug, Super D Drug, May's Drug, Med-X and Drug Warehouse names. Significant acquisitions in prior years include the purchase of drugstore.com, inc. in fiscal 2011, which enhanced our online presence, and the acquisition of Duane Reade Holdings, Inc., and Duane Reade Shareholders, LLC (Duane Reade) in fiscal 2010, which included all of the Duane Reade stores in the New York City metropolitan area.

All Company sales during the last three fiscal years occurred within the United States, Puerto Rico and Guam. There were no export sales. Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for the Company's share of the net income or loss and cash contributions and distributions to or from these entities. The Company's investment in Alliance Boots, which closed on August 2, 2012, and the related second step purchase option were recorded as assets with a $7.0 billion aggregate value on the Company's August 31, 2012 Consolidated Balance Sheet, which represented 30.9% of the Company's long-lived assets as of that date. See Note 5 to Consolidated Financial Statements for additional information.

Restructuring Charges

In 2008, we announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value. One of these initiatives was a program known as "Rewiring for Growth," which was designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout our stores, rationalization of inventory categories, and realignment of pharmacy operations. These initiatives were completed in the fourth quarter of fiscal 2011.

We recorded $42 million of pre-tax charges in selling, general and administrative expenses in fiscal 2011 associated with our Rewiring for Growth program and $66 million in fiscal 2010. In addition, as a part of our restructuring efforts, we sold an incremental amount of inventory below traditional retail prices. The dilutive effect of these sales on gross profit for fiscal years 2011 and 2010 were $3 million and $21 million, respectively.

We realized total savings related to Rewiring for Growth of approximately $1.1 billion in fiscal 2011 compared to our base year of fiscal 2008. Selling, general and administrative expenses realized total savings of $953 million, while cost of sales benefited by approximately $122 million. The savings were primarily the result of reduced store labor and personnel and expense reductions.

Additionally, as a part of our Customer Centric Retailing (CCR) initiative, we have modified our store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which were designed to positively impact the shopper experience. This initiative was completed in the first quarter of fiscal 2012. In total, we converted 5,843 stores and opened 559 new stores with the CCR format. In the first quarter of fiscal 2012, we incurred $33 million in total program costs, of which $15 million was included in selling, general and administrative expenses and $18 million in capital costs. In fiscal 2011, we incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs. In fiscal 2010, we incurred $71 million in total program costs, of which $45 million was included in selling, general and administrative expenses and $26 million in capital costs.

Operating Statistics

	Percentage Increases/ (Decreases)		
Fiscal Year	**2012**	2011	2010
Net Sales	**(0.8)**	7.1	6.4
Net Earnings	**(21.6)**	29.8	4.2
Comparable Drugstore Sales	**(3.6)**	3.3	1.6
Prescription Sales	**(3.1)**	6.3	6.3
Comparable Drugstore Prescription Sales	**(6.1)**	3.3	2.3
Front-End Sales	**3.6**	8.5	6.8
Comparable Drugstore Front-End Sales	**0.6**	3.3	0.5
Gross Profit	**(0.7)**	8.0	7.7
Selling, General and Administrative Expenses	**1.9**	6.7	8.0
	Percent to Net Sales		
Fiscal Year	**2012**	2011	2010
Gross Margin	**28.4**	28.4	28.1
Selling, General and Administrative Expenses	**23.6**	23.0	23.0
	Other Statistics		
Fiscal Year	**2012**	2011	2010
Prescription Sales as a % of Net Sales	**63.2**	64.7	65.2
Third Party Sales as a % of Total Prescription Sales	**95.6**	95.6	95.3
Number of Prescriptions (in millions)	**664**	718	695
Comparable Prescription % Increase/(Decrease)	**(8.4)**	1.5	3.3
30-Day Equivalent Prescriptions (in millions)*	**784**	819	778
Comparable 30-Day Equivalent Prescription % Increase/(Decrease)*	**(5.1)**	3.7	4.5
Total Number of Locations	**8,385**	8,210	8,046

** Includes the adjustment to convert prescriptions greater than 84 days to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.*

Results of Operations

Fiscal 2012 net earnings decreased 21.6% to $2.1 billion, or $2.42 per diluted share, versus last year's earnings of $2.7 billion, or $2.94 per diluted share. The decrease was primarily attributable to lower sales, the sale of our pharmacy benefit management business in fiscal 2011 and higher selling, general and administrative expenses as a percentage of sales. Included in fiscal 2012 net earnings and net earnings per diluted share, respectively, was $195 million, or $.22 per diluted share, from the year's LIFO provision and $161 million, or $.18 per diluted share, in acquisition-related amortization. Fiscal 2012 net earnings and net earnings per diluted share, respectively, also included $82 million, or $.11 per diluted share, of transaction costs and interest, some of which are non-deductible for tax purposes, and share issuance impact (which affected net earnings per diluted share only) related to the Alliance Boots transaction. Included in fiscal 2011 net earnings and net earnings per diluted share, respectively, were $273 million, or $.30 per diluted share, associated with the gain on the sale of Walgreens Health Initiatives, Inc., $138 million, or $.15 per diluted share, in acquisition-related amortization and $131 million, or $.14 per diluted share, from the year's LIFO provision.

Net sales decreased by 0.8% to $71.6 billion in fiscal 2012 compared to increases of 7.1% in 2011 and 6.4% in 2010. The acquisitions of BioScrip assets and drugstore.com increased total sales by 1.0% in fiscal 2012. Net sales in fiscal 2012 were negatively impacted by our strategic decision to no longer be a part of the Express Scripts pharmacy provider network, partially offset by sales gains in existing stores and added sales from new stores, each of which included an indeterminate amount of market-driven price changes. Sales in comparable drugstores were down 3.6% in 2012 and up 3.3% and 1.6% in fiscal years 2011 and 2010, respectively. Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months. Remodels associated with our CCR initiative are not considered major and therefore do not affect comparable drugstore results. Relocated and acquired stores are not included as comparable stores for the first twelve months after the relocation or acquisition. We operated 8,385 locations (7,930 drugstores) at August 31, 2012, compared to 8,210 locations (7,761 drugstores) at August 31, 2011, and 8,046 locations (7,562 drugstores) at August 31, 2010.

Prescription sales decreased 3.1% in 2012 compared to increases of 6.3% in 2011 and 6.3% in 2010. Comparable drugstore prescription sales were down 6.1% in 2012 compared to increases of 3.3% in 2011 and 2.3% in 2010. Prescription sales were negatively impacted by our strategic decision to no longer be part of the Express Scripts pharmacy provider network. Prescription sales as a percent of total net sales were 63.2% in 2012, 64.7% in 2011 and 65.2% in 2010. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 3.5% for 2012, 2.4% for 2011 and 2.2% for 2010, while the effect on total sales was 1.9% for 2012, 1.4% for 2011 and 1.3% for 2010. Third party sales, where reimbursement is received from managed care organizations, the government, employers or private insurers, were 95.6% of prescription sales in 2012 and 2011 and 95.3% in 2010. We receive market-driven reimbursements from third party payers, a number of which typically reset in January. The total number of prescriptions filled (including immunizations) was approximately 664 million in 2012, 718 million in 2011 and 695 million in 2010. Prescriptions adjusted to 30-day equivalents were 784 million in 2012, 819 million in 2011 and 778 million in 2010.

Front-end sales increased 3.6% in 2012, 8.5% in 2011 and 6.8% in 2010. The increase over the prior year was due, in part, to new store openings and improved sales related to non-prescription drugs, beer and wine, beauty, convenience and fresh foods and photofinishing products. Front-end sales were 36.8% of total sales in fiscal 2012, 35.3% of total sales in fiscal 2011 and 34.8% of total sales in fiscal 2010. Comparable drugstore front-end sales increased 0.6% in 2012, 3.3% in 2011 and 0.5% in 2010. The increase in fiscal 2012 comparable front-end sales was primarily due to the beer and wine, non-prescription drugs, beauty and photofinishing categories, which were partially offset by decreased sales in household products.

Gross margin as a percent of sales was 28.4% in fiscal 2012 and 2011. Gross margin in fiscal 2012 was positively impacted by higher front-end margins in the household items, convenience and fresh foods and non-prescription drug categories but offset by lower retail pharmacy margins where lower market-driven reimbursements and a higher provision for LIFO more than offset the impact of new generics including the generic Lipitor. Gross margin as a percent of sales was 28.4% in fiscal 2011 as compared to 28.1% in fiscal 2010. Overall margins were positively impacted by higher front-end margins in the non-prescription drug, beauty, personal care and convenience and fresh food categories. Retail pharmacy margins were also higher as the positive effect of generic drug sales more than offset market-driven reimbursements and the write-down of flu shot inventory. These positive effects were partially offset by a higher provision for LIFO.

Gross profit dollars in fiscal 2012 decreased 0.7% over the prior year. The decrease is primarily attributed to lower sales volumes and a higher provision for LIFO. Gross profit dollars in fiscal 2011 increased 8.0% over fiscal 2010. The increase is attributed to higher sales volumes and increased front-end and retail pharmacy margins.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were 3.30% in 2012, 2.39% in 2011, and 1.70% in 2010, which resulted in charges to cost of sales of $309 million in 2012, $208 million in 2011 and $140 million in 2010. Inflation on prescription inventory was 10.04% in 2012, 4.64% in 2011 and 4.72% in 2010. As a result of declining inventory levels, the fiscal 2012 LIFO provision was reduced by $268 million of LIFO liquidation. In fiscal 2010, we experienced deflation in some non-prescription inventories. The anticipated LIFO inflation rate for fiscal 2013 is 2.50%.

Selling, general and administrative expenses were 23.6% of sales in fiscal 2012 as compared to 23.0% in 2011. The increase was primarily due to higher occupancy expense, drugstore.com expenses, including costs associated with the acquisition and integration, investments in strategic initiatives and capabilities, expenses associated with our investment in Alliance Boots GmbH and store direct expense, which were partially offset by lower expenses associated with our CCR remodeling program which was completed in the first quarter of fiscal 2012. Selling, general and administrative expenses as a percentage of sales remained at 23.0% in 2011 as compared to fiscal 2010. Increased corporate costs and Duane Reade operational expenses were offset by lower Rewiring for Growth costs and incremental savings from our Rewiring for Growth activities, primarily from expense reduction initiatives and reduced store payroll, as a percentage of sales.

Selling, general and administrative expense dollars increased $317 million, or 1.9% over fiscal 2011. Operating and integration costs related to drugstore.com added 0.6% and costs associated with our investment in Alliance Boots GmbH added 0.4%. The remaining increase was primarily attributed to new stores. Selling, general and administrative expense dollars in fiscal 2011 increased 6.7% over fiscal 2010. The increase was attributed to higher comparable store spending, new stores and the acquisition of Duane Reade.

Interest was a net expense of $88 million in fiscal 2012, $71 million in fiscal 2011 and $85 million in fiscal 2010. Interest expense for fiscal 2012, 2011 and 2010 is net of $9 million, $10 million and $12 million, respectively, that was capitalized to construction projects. In fiscal 2012, we incurred $21 million in interest expense on the bridge term loan facility in conjunction with our investment in Alliance Boots GmbH. This was partially offset by lower interest expense as a result of the additional $500 million in fixed to variable interest rate swaps, $250 million of which was entered into in May 2012 and $250 million of which was entered into in March 2011. The reduction in net interest expense from fiscal 2010 to fiscal 2011 was attributed to reduced interest rates associated with our $1.3 billion of fixed to variable interest rate swaps entered into in January 2010.

The effective income tax rate was 37.0% for fiscal 2012, 36.8% for 2011, and 38.0% for 2010. The increase in the effective tax rate from fiscal 2011 was attributed to certain non-deductible transaction costs associated with the investment in Alliance Boots GmbH. Fiscal 2010 included a $43 million charge to deferred taxes for the repeal of the tax benefit for the Medicare Part D subsidy for retiree benefits. We anticipate an effective tax rate of approximately 37.0% in fiscal 2013 before incorporating the investment in Alliance Boots GmbH.

Liquidity and Capital Resources

Cash and cash equivalents were $1.3 billion at August 31, 2012, compared to $1.6 billion at August 31, 2011. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in U.S. Treasury market funds.

On October 14, 2009, our Board of Directors approved a long-term capital policy: to maintain a strong balance sheet and financial flexibility; reinvest in our core strategies; invest in strategic opportunities that reinforce our core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term.

Net cash provided by operating activities was $4.4 billion at August 31, 2012, compared to $3.6 billion a year ago. The increase was primarily as a result of changes in working capital balances including reduced inventory levels. Cash provided by operations is the principal source of funds for expansion, investments, acquisitions, remodeling programs, dividends to shareholders and stock repurchases.

Net cash used for investing activities was $5.9 billion versus $1.5 billion last year. Additions to property and equipment were $1.6 billion compared to $1.2 billion last year. In fiscal 2012, we added a total of 266 locations (175 net) compared to last year's 297 locations (164 net). There were 34 owned locations added during the year and 41 under construction at August 31, 2012, versus 62 owned locations added and 44 under construction as of August 31, 2011.

	Drugstores	Worksites	Infusion and Respiratory Services	Specialty Pharmacy	Mail Service	Total
August 31, 2010	7,562	367	101	14	2	8,046
New/Relocated	237	21	1	2	—	261
Acquired	32	—	4	—	—	36
Closed/Replaced	(70)	(33)	(23)	(7)	—	(133)
August 31, 2011	7,761	355	83	9	2	8,210
New/Relocated	**169**	**36**	**5**	**2**	**—**	**212**
Acquired	**43**	**—**	**10**	**1**	**—**	**54**
Closed/Replaced	**(43)**	**(25)**	**(22)**	**(1)**	**—**	**(91)**
August 31, 2012	**7,930**	**366**	**76**	**11**	**2**	**8,385**

Investing activities in 2012 include the August 2012 purchase of a 45% equity interest in Alliance Boots GmbH for $7.0 billion, of which $4.0 billion was cash. This investment is accounted for as an equity method investment. Business acquisitions this year were $490 million versus $630 million in fiscal 2011. Business acquisitions in fiscal 2012 included certain assets from BioScrip's community specialty pharmacies and centralized specialty and mail services pharmacy businesses for $144 million plus inventory; the purchase of Crescent Pharmacy Holdings, LLC, an infusion pharmacy business, for $73 million, net of assumed cash; and selected other assets (primarily prescription files). Business acquisitions in 2011 included the purchase of drugstore.com, inc., for $398 million net of assumed cash, $29 million of infusion and respiratory services assets and selected other assets (primarily prescription files). In fiscal 2011, we sold our pharmacy benefit management business, Walgreens Health Initiatives, Inc. (WHI), to Catalyst Health Solutions Inc. (Catalyst) and recorded net cash proceeds of $442 million. In fiscal 2012, we paid $45 million to Catalyst which was the result of a working capital adjustment in accordance with the June 2011 sales agreement. On July 5, 2012, we entered into an agreement to purchase a regional drugstore chain in the mid-South region of the United States from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family for $438 million, subject to adjustment in certain circumstances (the USA Drug transaction). The transaction included 144 stores operated under the USA Drug, Super D Drug, May's, Med-X and Drug Warehouse names. The transaction closed subsequent to our fiscal year end on September 17, 2012.

Capital expenditures for fiscal 2013 are expected to be between $1.6 billion and $1.8 billion, excluding business acquisitions, joint ventures and prescription file purchases, although the actual amount may vary depending upon a variety of factors, including, among other things, the timing of implementation of certain capital projects. We expect new drugstore organic growth of approximately 1.5 to 2.5 percent in fiscal 2013. During fiscal 2012, we added a total of 212 locations, of which 169 were new or relocated drugstores. We are continuing to relocate stores to more convenient and profitable freestanding locations.

Net cash provided by financing activities was $1.2 billion compared to the prior year's net cash use of $2.4 billion. We borrowed $3.0 billion under a 364-day bridge term loan facility in connection with the Alliance Boots GmbH investment, which borrowings were repaid subsequent to year end using net proceeds from the September 2012 public offering of unsecured notes described below. We repurchased shares totaling $1.2 billion in fiscal 2012, $1.2 billion in conjunction with our share buyback programs and $40 million to support the needs of the employee stock plans. In the prior year, we repurchased shares totaling $2.0 billion, $1.8 billion in conjunction with our share buyback programs and $244 million to support the needs of the employee stock plans. We had proceeds related to employee stock plans of $165 million compared to $235 million last year. Cash dividends paid were $787 million versus $647 million a year ago. On June 19, 2012, we announced an increase in the quarterly dividend to 27.5 cents per share from the previous rate of 22.5 cents per share. The increase raises the annual dividend rate from 90 cents per share to $1.10 per share.

In connection with our capital policy, our Board of Directors has authorized several share repurchase programs and set a long-term dividend payout ratio target between 30 and 35 percent of net earnings. The 2009 and 2011 stock repurchase programs, which were both completed in fiscal 2011, allowed for the repurchase of up to $2.0 billion and $1.0 billion of the Company's common stock, respectively. Additionally, on July 13, 2011, our Board of Directors authorized the 2012 stock repurchase program, which allows for the repurchase of up to $2.0 billion of the Company's common stock prior to its expiration on December 31, 2015. Activity related to these programs was as follows *(In millions)*:

Fiscal Year Ended	**2012**	2011	2010
2009 stock repurchase program	**$ —**	$ 360	$1,640
2011 stock repurchase program	**—**	1,000	—
2012 stock repurchase program	**1,151**	424	—
	$1,151	$1,784	$1,640

We determine the timing and amount of repurchases from time to time based on our assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors. We anticipate that the pace of any future share repurchase activity may be significantly curtailed from the levels achieved in the preceding two years due to the debt levels incurred for the investment in Alliance Boots GmbH. The timing and amount of these purchases may change at any time and from time to time. The Company has repurchased and may from time to time in the future repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

We had no commercial paper outstanding at August 31, 2012. In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1.35 billion. The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit. The second $850 million facility expires on July 23, 2017, and allows for the issuance of up to $200 million in letters of credit. The issuance of letters of credit under either of these facilities reduces available borrowings. Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facility, including financial covenants. The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments. At August 31, 2012, we were in compliance with all such covenants. The Company pays a facility fee to the financing banks to keep these lines of credit active. At August 31, 2012, there were no letters of credit issued against these facilities and we do not anticipate any future letters of credit to be issued against these facilities.

As of October 19, 2012, our credit ratings were:

Rating Agency	Long-Term Debt Rating	Commercial Paper Rating	Outlook
Moody's	Baa1	P-2	Negative
Standard & Poor's	BBB	A-2	Stable

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements. Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

On September 13, 2012, we completed the issuance and sale via an underwritten public offering of $4.0 billion aggregate principal amount of senior unsecured notes of varying maturities and interest rates, the majority of which are fixed rate. See Note 16 of Notes to the Company's Consolidated Financial Statements. Approximately $3.0 billion of the net proceeds of the offering was used to refinance the 364-day bridge term loan described above and approximately $438 million was used to pay the purchase price upon the closing of the USA Drug transaction described above in September 2012.

Pursuant to our Purchase and Option Agreement with Alliance Boots GmbH, we have the right, but not the obligation, to purchase the remaining 55% interest in Alliance Boots during the period beginning February 2, 2015 and ending August 2, 2015. If we exercise this call option, we would, subject to the terms and conditions of such agreement, be obligated to make a cash payment of £3.133 billion (equivalent to approximately $5.0 billion based on exchange rates as of August 31, 2012) and issue approximately 144.3 million shares of our common stock, with the amount and form of such consideration being subject to adjustment in certain circumstances including if the volume weighted average price of our common stock is below $31.18 per share during a period shortly before the closing of the second step transaction. We also would assume the then-outstanding debt of Alliance Boots upon the closing of the second step transaction.

Commitments and Contingencies

The information set forth in Note 11 to the Consolidated Financial Statements is incorporated herein by reference.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include goodwill and other intangible asset impairment, allowance for doubtful accounts, vendor allowances, asset impairments, liability for closed locations, liability for insurance claims, cost of sales and income taxes. We use the following methods to determine our estimates:

Goodwill and other intangible asset impairment – Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. As part of our impairment analysis for each reporting unit, we engage a third party appraisal firm to assist in the determination of estimated fair value for each unit. This determination includes estimating the fair value using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires us to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which we compete; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures. The allocation requires several analyses to determine fair value of assets and liabilities including, among other things, purchased prescription files, customer relationships and trade names. Although we believe our estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both.

We also compared the sum of the estimated fair values of the reporting units to the Company's total value as implied by the market value of the Company's equity and debt securities. This comparison indicated that, in total, our assumptions and estimates were reasonable. However, future declines in the overall market value of the Company's equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (the carrying amount exceeds fair value) the first step of the goodwill impairment test. Our reporting units' fair values exceeded their carrying amounts by less than 10% to more than 140%. The fair value of one reporting unit exceeded its carrying amount by less than 10%. Goodwill allocated to this reporting unit was $255 million at May 31, 2012. For this reporting unit, relatively modest changes in the Company's key assumptions may have resulted in the recognition of a goodwill impairment charge. Our Long Term Care Pharmacy's goodwill was impaired by $16 million in fiscal 2010 as a result of the asset sale agreement with Omnicare, Inc., which was signed on August 31, 2010.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would change the estimated fair value of the reporting unit by approximately 1%. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. For the reporting unit whose fair value exceeded carrying value by less than 10%, a 1% decrease in the long-term net sales growth rate would have resulted in the reporting unit failing the first step of the goodwill impairment test. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate. A 1% increase in estimated discount rate for the reporting unit whose fair value exceeded carrying value by 10% or less would also have resulted in the reporting unit failing step one. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

We have not made any material changes to the method of evaluating goodwill and intangible asset impairments during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine impairment.

Allowance for doubtful accounts – The provision for bad debt is based on both specific receivables and historic write-off percentages. We have not made any material changes to the method of estimating our allowance for doubtful accounts during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the allowance.

Vendor allowances – Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising incurred, with the excess treated as a reduction of inventory costs. We have not made any material changes to the method of estimating our vendor allowances during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine vendor allowances.

Asset impairments – The impairment of long-lived assets is assessed based upon both qualitative and quantitative factors, including years of operation and expected future cash flows, and tested for impairment annually or whenever events or circumstances indicate that a certain asset may be impaired. If the future cash flows reveal that the carrying value of the asset group may not be recoverable, an impairment charge is immediately recorded. We have not made any material changes to the method of estimating our asset impairments during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine asset impairments.

Liability for closed locations – The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. We have not made any material changes to the method of estimating our liability for closed locations during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

Liability for insurance claims – The liability for insurance claims is recorded based on estimates for claims incurred and is not discounted. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions. We have not made any material changes to the method of estimating our liability for insurance claims during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

Cost of sales – Drugstore cost of sales is derived based on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventory counts. Inventories are valued at the lower of cost or market determined by the last-in, first-out (LIFO) method. We have not made any material changes to the method of estimating cost of sales during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine cost of sales.

Equity method investments – We use the equity method to account for investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee. Our proportionate share of the net income or loss of these companies is included in consolidated net earnings. Judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

Income taxes – We are subject to routine income tax audits that occur periodically in the normal course of business. U.S. federal, state, local and foreign tax authorities raise questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of comprehensive income.

In determining our provision for income taxes, we use an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the amounts recorded for income taxes.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2012 *(In millions)*:

	Payments Due by Period				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	Over 5 Years
Operating leases *(1)*	$35,356	$2,412	$4,758	$4,517	$23,669
Purchase obligations *(2)*:					
Open inventory purchase orders	1,679	1,679	—	—	—
Real estate development	227	146	24	57	—
Other corporate obligations	1,566	907	409	182	68
Long-term debt* *(3)*	5,388	1,315	10	7	4,056
Interest payment on long-term debt	407	116	105	105	81
Insurance*	635	240	178	88	129
Retiree health*	342	10	25	31	276
Closed location obligations*	116	25	31	20	40
Capital lease obligations* *(1)*	134	9	11	8	106
Other long-term liabilities reflected on the balance sheet* *(4)*	984	76	219	152	537
Total	$46,834	$6,935	$5,770	$5,167	$28,962

* *Recorded on balance sheet.*

(1) *Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes. These expenses were $419 million for the fiscal year ended August 31, 2012.*

(2) *Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.*

(3) *Total long-term debt on the Consolidated Balance Sheet includes a $34 million fair market value adjustment and $4 million of unamortized discount.*

(4) *Includes $141 million ($86 million in 1–3 years, $43 million in 3–5 years and $12 million over 5 years) of unrecognized tax benefits recorded under Accounting Standards Codification (ASC) Topic 740, Income Taxes.*

The obligations and commitments included in the table above do not include unconsolidated partially owned entities, such as Alliance Boots GmbH, of which we own 45% of the outstanding share capital. The expected timing of payments of the obligations above is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

In connection with the Alliance Boots Purchase and Option Agreement dated June 18, 2012, we have the right, but not the obligation, to purchase the remaining 55% interest in Alliance Boots GmbH at any time during the period beginning February 2, 2015, and ending August 2, 2015. If we exercise this call option, we would, subject to the terms and conditions of such agreement, be obligated to make a cash payment of £3.133 billion (equivalent to approximately $5.0 billion based on exchange rates as of August 31, 2012) and issue approximately 144.3 million shares of our common stock, with the amount and form of such consideration being subject to adjustment in certain circumstances including if the volume weighted average price of our common stock is below $31.18 per share during a period shortly before the closing of the second step transaction. We also would assume the then-outstanding debt of Alliance Boots GmbH upon the closing of the second step transaction. In the event that we do not exercise the option, under certain circumstances, our ownership of Alliance Boots GmbH will reduce from 45% to 42% in exchange for nominal consideration to Walgreens.

Off–Balance Sheet Arrangements

We do not have any unconsolidated special purpose entities and, except as described herein, we do not have significant exposure to any off–balance sheet arrangements. The term "off–balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows *(In millions)*:

	August 31, 2012
Inventory purchase commitments	**$157**
Insurance	**38**
Real estate development	**229**
Total	**$424**

We have no off–balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table. Both on–balance sheet and off–balance sheet financing alternatives are considered when pursuing our capital structure and capital allocation objectives.

Recent Accounting Pronouncements

In August 2010, the Financial Accounting Standards Board (FASB) issued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed exposure draft states that lessees and lessors should apply a "right-of-use model" in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. The lease term is defined as the longest possible term that is "more likely than not" to occur. The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset. A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease. On the basis of feedback received from comment letters, roundtables, and outreach sessions, the FASB has made significant changes to the proposals in the exposure draft and therefore has decided to re-expose the revised exposure draft in the first quarter of calendar 2013. The proposed standard, as currently drafted, will have a material impact on the Company's reported results of operations and financial position. The impact of this exposure draft is non-cash in nature and will not affect the Company's cash position.

In July 2012, FASB issued Accounting Standards Update (ASU) 2012-02, which permits an entity to make a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform the quantitative impairment for that asset. The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012 (fiscal 2014), with early adoption permitted. The ASU will not have a material impact on the Company's reported results of operations and financial position. The impact is non-cash in nature and will not affect the Company's cash position.

Financing and Market Risk

We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of floating-rate debt. Primary exposures include U.S. Treasury rates, LIBOR, and commercial paper rates. From time to time, we use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed upon notional principal amount.

Information regarding our interest rate swap transactions is set forth in Note 9 to the Consolidated Financial Statements. These financial instruments are sensitive to changes in interest rates. On August 31, 2012, we had $4.8 billion in long-term debt obligations that had floating interest rates. A one percentage point increase or decrease in interest rates would increase or decrease the annual interest expense we recognize and the cash we pay for interest expense by approximately $48 million. In conjunction with the September 2012 notes issuance we refinanced $3.0 billion of the $4.8 billion outstanding floating rate long-term debt at August 31, 2012. This refinancing included $550 million of floating rate notes which accrue interest at the rate equal to the three-month U.S. dollar LIBOR as determined at the beginning of each quarterly period, plus 0.500%. The remaining notes that were part of the refinancing were at fixed rates. A one percentage point increase or decrease in the three-month U.S. dollar LIBOR would increase or decrease the annual interest expense we recognize and the cash we pay for interest expense on these floating rate notes by approximately $6 million.

In connection with our Purchase and Option Agreement with Alliance Boots and the transactions contemplated thereby, our exposure to foreign currency risks, primarily with respect to the British pound sterling, and to a lesser extent the Euro and certain other foreign currencies, is expected to increase. We are exposed to the translation of foreign currency earnings to the U.S. dollar as a result of our 45% interest in Alliance Boots GmbH, which we account for using the equity method of accounting on a one month lag. Foreign currency forward contracts and other derivative instruments may be used from time to time in some instances to hedge in full or in part certain risks relating to foreign currency denominated assets and liabilities, intercompany transactions, and in connection with acquisitions, joint ventures or investments outside the United States. As of August 31, 2012 and August 31, 2011, we did not have any outstanding foreign exchange derivative instruments.

Cautionary Note Regarding Forward-Looking Statements

This report and other documents that we file or furnish with the Securities and Exchange Commission contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, on the Company's website or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls, conference calls and other communications. Statements that are not historical facts are forward-looking statements, including forward-looking information concerning our investment in Alliance Boots GmbH and the other transactions contemplated by the Purchase and Option Agreement with Alliance Boots and their possible effects, levels of business with Express Scripts customers, estimates of the impact of developments on our earnings and earnings per share, network participation, cough/cold and flu season, prescription volume, pharmacy sales trends, prescription margins, number and location of new store openings, vendor, payer and customer relationships and terms, possible new contracts or contract extensions, competition, economic and business conditions, outcomes of litigation and regulatory matters, the level of capital expenditures, industry trends, demographic trends, growth strategies, financial results, cost reduction initiatives, acquisition and joint venture synergies, competitive strengths and changes in legislation or regulations. Words such as "expect," "likely," "outlook," "forecast," "would," "could," "should," "can," "will," "project," "intend," "plan," "goal," "continue," "sustain," "synergy," "on track," "believe," "seek," "estimate," "anticipate," "may," "possible," "assume," variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to vary materially from those indicated, including: risks that the proposed transactions disrupt plans and operations of either us or Alliance Boots GmbH, the ability to realize anticipated synergies and achieve anticipated financial results, the amount of costs, fees, expenses and charges incurred by Walgreens or Alliance Boots related to the transactions, the risks associated with international business operations, the risks associated with governance and control matters with respect to Alliance Boots GmbH, whether the option to acquire the remainder of the Alliance Boots equity interest will be exercised, changes in vendor, payer and customer relationships and terms, changes in network participation, competition, changes in economic and business conditions generally or in the markets we or Alliance Boots participate, risks associated with new business initiatives and activities, the failure to obtain new contracts or extensions of existing contracts, the availability and cost of real estate and construction, risks associated with acquisitions, joint ventures, strategic investments and divestitures, the ability to realize anticipated results from capital expenditures and cost reduction initiatives, outcomes of legal and regulatory matters, changes in legislation or regulations or interpretations thereof, and those described in Item 1A "Risk Factors" in our Form 10-K for the fiscal year ended August 31, 2012, and in other reports that we file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are initially made. Except to the extent required by law, we do not undertake, and expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date the statement is made, whether as a result of new information, future events, changes in assumptions or otherwise.

Consolidated Statements of Comprehensive Income

Walgreen Co. and Subsidiaries for the years ended August 31, 2012, 2011 and 2010 *(In millions, except per share amounts)*

	2012	2011	2010
Net sales	**$71,633**	$72,184	$67,420
Cost of sales	**51,291**	51,692	48,444
Gross Profit	**20,342**	20,492	18,976
Selling, general and administrative expenses	**16,878**	16,561	15,518
Gain on sale of business	**—**	434	—
Operating Income	**3,464**	4,365	3,458
Interest expense, net	**(88)**	(71)	(85)
Earnings Before Income Tax Provision	**3,376**	4,294	3,373
Income tax provision	**1,249**	1,580	1,282
Net Earnings	**$ 2,127**	$ 2,714	$ 2,091
Other comprehensive income (loss), net of tax:			
Reduction (addition) of postretirement liability	**52**	40	(61)
Comprehensive Income	**$ 2,179**	$ 2,754	$ 2,030
Net earnings per common share – basic	**$ 2.43**	$ 2.97	$ 2.13
Net earnings per common share – diluted	**2.42**	2.94	2.12
Average shares outstanding	**874.7**	915.1	981.7
Dilutive effect of stock options	**5.4**	9.4	6.2
Average diluted shares	**880.1**	924.5	987.9

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Shareholders' Equity

Walgreen Co. and Subsidiaries for the years ended August 31, 2012, 2011 and 2010 *(In millions, except shares and per share amounts)*

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Amount
Balance, August 31, 2009	988,561,390	$80	$605	$(140)	$15,327	$37	$(1,533)
Net earnings	—	—	—	—	2,091	—	—
Dividends declared ($.5875 per share)	—	—	—	—	(570)	—	—
Treasury stock purchases	(55,716,733)	—	—	—	—	—	(1,756)
Employee stock purchase and option plans	5,760,396	—	(5)	—	—	—	188
Stock-based compensation	—	—	84	—	—	—	—
Employee stock loan receivable	—	—	—	53	—	—	—
Additional postretirement liability, net of $34 tax benefit	—	—	—	—	—	(61)	—
Balance, August 31, 2010	938,605,053	$80	$684	$ (87)	$16,848	$(24)	$(3,101)
Net earnings	—	—	—	—	2,714	—	—
Dividends declared ($.7500 per share)	—	—	—	—	(685)	—	—
Treasury stock purchases	(54,739,474)	—	—	—	—	—	(2,028)
Employee stock purchase and option plans	5,428,551	—	(12)	—	—	—	203
Other	—	—	27	—	—	—	—
Stock-based compensation	—	—	135	—	—	—	—
Employee stock loan receivable	—	—	—	53	—	—	—
Reduction of postretirement liability, net of $22 tax expense	—	—	—	—	—	40	—
Balance, August 31, 2011	889,294,130	$80	$834	$ (34)	$18,877	$16	$(4,926)
Net earnings	—	—	—	—	**2,127**	—	—
Dividends declared ($.9500 per share)	—	—	—	—	**(848)**	—	—
Treasury stock purchases	**(34,720,215)**	—	—	—	—	—	**(1,191)**
Employee stock purchase and option plans	**6,088,749**	—	**(75)**	—	—	—	**229**
Stock-based compensation	—	—	**99**	—	—	—	—
Employee stock loan receivable	—	—	—	**15**	—	—	—
Shares issued for investment in Alliance Boots	**83,392,670**	**0**	**78**	—	—	—	**2,903**
Reduction of postretirement liability, net of $32 tax expense	—	—	—	—	—	**52**	—
Balance, August 31, 2012	**944,055,334**	**$80**	**$936**	**$ (19)**	**$20,156**	**$68**	**$(2,985)**

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets

Walgreen Co. and Subsidiaries at August 31, 2012 and 2011 *(In millions, except shares and per share amounts)*

Assets		2012	2011
Current Assets	Cash and cash equivalents	**$ 1,297**	$ 1,556
	Accounts receivable, net	**2,167**	2,497
	Inventories	**7,036**	8,044
	Other current assets	**260**	225
	Total Current Assets	**10,760**	12,322
Non-Current Assets	Property and equipment, at cost, less accumulated depreciation and amortization	**12,038**	11,526
	Equity investment in Alliance Boots	**6,140**	—
	Alliance Boots call option	**866**	—
	Goodwill	**2,161**	2,017
	Other non-current assets	**1,497**	1,589
	Total Non-Current Assets	**22,702**	15,132
	Total Assets	**$33,462**	$ 27,454

Liabilities and Shareholders' Equity

		2012	2011
Current Liabilities	Short-term borrowings	**$ 1,319**	$ 13
	Trade accounts payable	**4,384**	4,810
	Accrued expenses and other liabilities	**3,019**	3,075
	Income taxes	**—**	185
	Total Current Liabilities	**8,722**	8,083
Non-Current Liabilities	Long-term debt	**4,073**	2,396
	Deferred income taxes	**545**	343
	Other non-current liabilities	**1,886**	1,785
	Total Non-Current Liabilities	**6,504**	4,524
	Commitments and Contingencies (see Note 11)		
Shareholders' Equity	Preferred stock, $.0625 par value; authorized 32 million shares; none issued	**—**	—
	Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,028,180,150 shares in 2012 and 1,025,400,000 shares in 2011	**80**	80
	Paid-in capital	**936**	834
	Employee stock loan receivable	**(19)**	(34)
	Retained earnings	**20,156**	18,877
	Accumulated other comprehensive income	**68**	16
	Treasury stock at cost, 84,124,816 shares in 2012 and 136,105,870 shares in 2011	**(2,985)**	(4,926)
	Total Shareholders' Equity	**18,236**	14,847
	Total Liabilities and Shareholders' Equity	**$33,462**	$ 27,454

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows

Walgreen Co. and Subsidiaries for the years ended August 31, 2012, 2011 and 2010 *(In millions)*

		2012	2011	2010
Cash Flows from Operating Activities	Net earnings	**$2,127**	$2,714	$ 2,091
	Adjustments to reconcile net earnings to net cash provided by operating activities –			
	Depreciation and amortization	**1,166**	1,086	1,030
	Gain on sale of business	**—**	(434)	—
	Deferred income taxes	**265**	132	63
	Stock compensation expense	**99**	135	84
	Other	**43**	53	60
	Changes in operating assets and liabilities –			
	Accounts receivable, net	**394**	(243)	124
	Inventories	**1,083**	(592)	(307)
	Other current assets	**(4)**	(24)	50
	Trade accounts payable	**(439)**	384	167
	Accrued expenses and other liabilities	**(184)**	218	262
	Income taxes	**(228)**	102	10
	Other non-current assets and liabilities	**109**	112	110
	Net cash provided by operating activities	**4,431**	3,643	3,744
Cash Flows from Investing Activities	Additions to property and equipment	**(1,550)**	(1,213)	(1,014)
	Purchases of short-term investments – held to maturity	**—**	—	(3,000)
	Proceeds from short-term investments – held to maturity	**—**	—	3,500
	Return of (investment in) restricted cash	**191**	(191)	—
	Proceeds from sale of assets	**123**	79	51
	Business and intangible asset acquisitions, net of cash received	**(491)**	(630)	(779)
	(Payments) proceeds from sale of business	**(45)**	442	—
	Investment in Alliance Boots	**(4,025)**	—	—
	Other	**(63)**	(12)	(32)
	Net cash used for investing activities	**(5,860)**	(1,525)	(1,274)
Cash Flows from Financing Activities	Payments of long-term debt	**—**	(17)	(576)
	Issuance of long-term debt	**3,000**	—	—
	Stock purchases	**(1,191)**	(2,028)	(1,756)
	Proceeds related to employee stock plans	**165**	235	233
	Cash dividends paid	**(787)**	(647)	(541)
	Other	**(17)**	15	(37)
	Net cash provided by (used for) financing activities	**1,170**	(2,442)	(2,677)
Changes in Cash and Cash Equivalents	Net decrease in cash and cash equivalents	**(259)**	(324)	(207)
	Cash and cash equivalents at beginning of year	**1,556**	1,880	2,087
	Cash and cash equivalents at end of year	**$1,297**	$1,556	$1,880

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Notes to Consolidated Financial Statements

1. Summary of Major Accounting Policies

Description of Business

The Company is principally in the retail drugstore business and its operations are within one reportable segment. At August 31, 2012, there were 8,385 drugstore and other locations in all 50 states, the District of Columbia, Guam and Puerto Rico. Prescription sales were 63.2% of total sales for fiscal 2012 compared to 64.7% in 2011 and 65.2% in 2010.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. Credit and debit card receivables from banks, which generally settle within two business days, of $88 million and $83 million were included in cash and cash equivalents at August 31, 2012 and 2011, respectively. At August 31, 2012 and 2011, the Company had $820 million and $1,239 million, respectively, in money market funds, all of which was included in cash and cash equivalents.

The Company's cash management policy provides for controlled disbursement. As a result, the Company had outstanding checks in excess of funds on deposit at certain banks. These amounts, which were $256 million at August 31, 2012, and $229 million at August 31, 2011, are included in trade accounts payable in the accompanying Consolidated Balance Sheets.

In fiscal 2011, the Company held $191 million in restricted cash to support certain insurance obligations. In fiscal 2012, the restricted cash was released and the obligations were supported by issued letters of credit.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2012 and 2011, inventories would have been greater by $1,897 million and $1,587 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. As a result of declining inventory levels, the fiscal 2012 LIFO provision was reduced by $268 million of LIFO liquidation. Inventory includes product costs, inbound freight, warehousing costs and vendor allowances not classified as a reduction of advertising expense.

Equity Method Investments

The Company uses the equity method to account for investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee. The Company's proportionate share of the net income or loss of these companies is included in consolidated net earnings. Judgment regarding the level of influence over each equity method investment includes considering key factors such as the Company's ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 10 to 39 years for land improvements, buildings and building improvements; and 2 to 13 years for equipment. Major repairs, which extend the useful life of an asset, are capitalized; routine maintenance and repairs are charged against earnings. The majority of the business uses the composite method of depreciation for equipment. Therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of *(In millions)*:

	2012	2011
Land and land improvements		
Owned locations	**$ 3,189**	$ 3,209
Distribution centers	**96**	96
Other locations	**232**	240
Buildings and building improvements		
Owned locations	**3,684**	3,651
Leased locations (leasehold improvements only)	**1,518**	1,235
Distribution centers	**608**	596
Other locations	**525**	372
Equipment		
Locations	**4,995**	4,468
Distribution centers	**1,158**	1,098
Other locations	**586**	423
Capitalized system development costs	**420**	328
Capital lease properties	**149**	118
	17,160	15,834
Less: accumulated depreciation and amortization	**5,122**	4,308
	$12,038	$11,526

Depreciation expense for property and equipment was $841 million in fiscal 2012, $809 million in fiscal 2011 and $804 million in fiscal 2010.

The Company capitalizes application stage development costs for significant internally developed software projects, such as upgrades to the store point-of-sale system. These costs are amortized over a five-year period. Amortization expense was $70 million in fiscal 2012, $58 million in fiscal 2011 and $44 million in fiscal 2010. Unamortized costs at August 31, 2012 and 2011, were $292 million and $230 million, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company accounts for goodwill and intangibles under ASC Topic 350, Intangibles – Goodwill and Other, which does not permit amortization, but requires the Company to test goodwill and other indefinite-lived assets for impairment annually or whenever events or circumstances indicate impairment may exist.

Impaired Assets and Liabilities for Store Closings

The Company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired. Store locations that have been open at least five years are reviewed for impairment indicators at least annually. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Impairment charges included in selling, general and administrative expenses were $27 million in fiscal 2012, $44 million in fiscal 2011 and $17 million in fiscal 2010.

The Company also provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. The reserve for store closings was $117 million, $145 million and $151 million in fiscal 2012, 2011 and 2010, respectively. See Note 3 for additional disclosure regarding the Company's reserve for future costs related to closed locations.

Financial Instruments

The Company had $157 million and $143 million of outstanding letters of credit at August 31, 2012 and 2011, respectively, which guarantee the purchase of foreign goods, and additional outstanding letters of credit of $38 million and $40 million at August 31, 2012 and 2011, respectively, which guarantee payments of insurance claims. The insurance claim letters of credit are annually renewable and will remain in place until the insurance claims are paid in full. Letters of credit of $229 million and $13 million were outstanding at August 31, 2012, and August 31, 2011, respectively, to guarantee performance of construction contracts. The Company pays a facility fee to the financing bank to keep these letters of credit active. The Company had real estate development purchase commitments of $206 million and $240 million at August 31, 2012 and 2011, respectively.

The Company uses interest rate swaps to manage its interest rate exposure associated with some of its fixed-rate borrowings. At August 31, 2012, $1.8 billion of fixed-rate debt was converted to variable rate. These swaps are accounted for according to ASC Topic 815, Derivatives and Hedging. The swaps are measured at fair value in accordance with ASC Topic 820, Fair Value Measurement and Disclosures. Additionally, in fiscal 2012, the Company entered into three forward starting interest rate swap transactions locking in fixed rates on $1.0 billion of its anticipated debt financing in connection with the Alliance Boots transaction, which debt was subsequently issued in fiscal 2013. These swaps are designated as cash flow hedges and are measured at fair value. See Notes 9 and 10 for additional disclosure regarding financial instruments.

Revenue Recognition
The Company recognizes revenue at the time the customer takes possession of the merchandise. Customer returns are immaterial. Sales taxes are not included in revenue.

Revenue from the pharmacy benefit management (PBM) business was included in the Company's Consolidated Statement of Comprehensive Income prior to being sold in fiscal 2011. The services the Company provided to its PBM clients included: plan setup, claims adjudication with network pharmacies, formulary management, and reimbursement services. Through its PBM, the Company acted as an agent in administering pharmacy reimbursement contracts and did not assume credit risk. Therefore, revenue was recognized as only the differential between the amount receivable from the client and the amount owed to the network pharmacy. The Company acted as an agent to its clients with respect to administrative fees for claims adjudication. Those service fees were recognized as revenue.

Gift Cards
The Company sells Walgreens gift cards to retail store customers and through its website. The Company does not charge administrative fees on unused gift cards and most gift cards do not have an expiration date. Income from gift cards is recognized when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage") and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. The Company's gift card breakage rate is determined based upon historical redemption patterns. Gift card breakage income, which is included in selling, general and administrative expenses, was not significant in fiscal 2012, 2011 or 2010.

Cost of Sales
Cost of sales is derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories. In addition to product costs, cost of sales includes warehousing costs, purchasing costs, freight costs, cash discounts and vendor allowances.

Vendor Allowances
Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs.

Selling, General and Administrative Expenses
Selling, general and administrative expenses mainly consist of store salaries, occupancy costs, and expenses directly related to stores. Other administrative costs include headquarters' expenses, advertising costs (net of advertising revenue) and insurance.

Advertising Costs
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, general and administrative expenses, were $291 million in fiscal 2012, $271 million in fiscal 2011 and $271 million in fiscal 2010. Included in net advertising expenses were vendor advertising allowances of $239 million in fiscal 2012, $218 million in fiscal 2011 and $197 million in fiscal 2010.

Insurance
The Company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the Company's policy to retain a significant portion of certain losses related to workers' compensation, property, comprehensive general, pharmacist and vehicle liability. Liabilities for these losses are recorded based upon the Company's estimates for claims incurred and are not discounted. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses
Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Stock-Based Compensation Plans
In accordance with ASC Topic 718, Compensation – Stock Compensation, the Company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

Total stock-based compensation expense for fiscal 2012, 2011 and 2010 was $99 million, $135 million and $84 million, respectively. The recognized tax benefit was $9 million, $49 million and $29 million for fiscal 2012, 2011 and 2010, respectively.

Unrecognized compensation cost related to non-vested awards at August 31, 2012 was $115 million. This cost is expected to be recognized over a weighted average of three years.

Interest Expense
The Company capitalized $9 million, $10 million and $12 million of interest expense as part of significant construction projects during fiscal 2012, 2011 and 2010, respectively. Interest paid, which is net of capitalized interest, was $108 million in fiscal 2012 and $89 million in fiscal years 2011 and 2010.

Income Taxes
The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to tax laws using rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

In determining the Company's provision for income taxes, an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates are used. The effective income tax rate also reflects the Company's assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

The Company is subject to routine income tax audits that occur periodically in the normal course of business. U.S. federal, state and local and foreign tax authorities raise questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with its various tax filing positions, the Company records a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to the liability for unrecognized tax benefits in the period in which the Company determines the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. The Company's liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on the Consolidated Balance Sheets and in income tax expense in the Consolidated Statements of Comprehensive Income.

Earnings Per Share

The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method. Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the average market price of the common shares. Outstanding options to purchase common shares that were anti-dilutive and excluded from earnings per share totaled 32,593,870, 16,869,061 and 30,661,551 in fiscal 2012, 2011 and 2010, respectively.

New Accounting Pronouncements

In August 2010, the Financial Accounting Standards Board (FASB) issued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed exposure draft states that lessees and lessors should apply a "right-of-use model" in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. The lease term is defined as the longest possible term that is "more likely than not" to occur. The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset. A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease. On the basis of feedback received from comment letters, roundtables, and outreach sessions, the FASB has made significant changes to the proposals in the exposure draft and therefore has decided to re-expose the revised exposure draft in the first quarter of calendar 2013. The proposed standard, as currently drafted, will have a material impact on the Company's reported results of operations and financial position. The impact of this exposure draft is non-cash in nature and will not affect the Company's cash position.

In July 2012, FASB issued Accounting Standards Update (ASU) 2012-02, which permits an entity to make a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform the quantitative impairment for that asset. The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012 (fiscal year 2014), with early adoption permitted. The ASU will not have a material impact on the Company's reported results of operations and financial position. The impact is non-cash in nature and will not affect the Company's cash position.

2. Restructuring

In 2008, the Company announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value. One of these initiatives was a program known as "Rewiring for Growth," which was designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout the Company's stores, rationalization of inventory categories, and realignment of pharmacy operations. These initiatives were completed in fiscal 2011. The Company recorded $42 million of pre-tax charges in selling, general and administrative expenses in fiscal 2011 associated with the Rewiring for Growth program and $66 million in fiscal 2010.

Additionally, as a part of the Company's Customer Centric Retailing (CCR) initiative, it has modified the store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which were designed to positively impact the shopper experience. This initiative was completed in the first quarter of fiscal 2012. In total, the Company converted 5,843 stores and opened 559 new stores with the CCR format. In fiscal 2012, the Company incurred $33 million in total program costs, of which $15 million was included in selling, general and administrative expenses and $18 million in capital costs. In fiscal 2011, the Company incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs. In fiscal 2010, the Company incurred $71 million in total program costs, of which $45 million was included in selling, general and administrative expenses and $26 million in capital costs.

3. Leases

The Company owns approximately 20% of its operating locations; the remaining locations are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing renewal options at five-year intervals, and may include rent escalation clauses. The commencement date of all lease terms is the earlier of the date the Company becomes legally obligated to make rent payments or the date the Company has the right to control the property. The Company recognizes rent expense on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, some leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2012, under all leases having an initial or remaining non-cancelable term of more than one year are shown below *(In millions)*:

	Capital Lease	Operating Lease
2013	$ 16	$ 2,447
2014	12	2,437
2015	11	2,385
2016	11	2,325
2017	9	2,250
Later	158	23,996
Total minimum lease payments	$217	$35,840

The capital lease amount includes $122 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $29 million on leases due in the future under non-cancelable subleases.

The Company provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. In fiscal 2012, 2011 and 2010, the Company recorded charges of $20 million, $54 million and $90 million, respectively, for facilities that were closed or relocated under long-term leases. These charges are reported in selling, general and administrative expenses on the Consolidated Statements of Comprehensive Income.

The changes in reserve for facility closings and related lease termination charges include the following *(In millions)*:

Twelve Months Ended August 31,	**2012**	2011
Balance – beginning of period	**$145**	$151
Provision for present value of non-cancelable lease payments of closed facilities	**6**	49
Assumptions about future sublease income, terminations and changes in interest rates	**(11)**	(19)
Interest accretion	**25**	24
Cash payments, net of sublease income	**(48)**	(60)
Balance – end of period	**$117**	$145

The Company remains secondarily liable on 24 assigned leases. The maximum potential undiscounted future payments are $15 million at August 31, 2012. Lease option dates vary, with some extending to 2041.

Rental expense, which includes common area maintenance, insurance and taxes, was as follows *(In millions)*:

	2012	2011	2010
Minimum rentals	**$2,585**	$2,506	$2,218
Contingent rentals	**6**	9	9
Less: Sublease rental income	**(20)**	(15)	(9)
	$2,571	$2,500	$2,218

4. Acquisitions and Divestitures

In May 2012, the Company completed its acquisition of certain assets of BioScrip, Inc.'s (BioScrip) community specialty pharmacies and centralized specialty and mail services pharmacy business for $144 million plus inventory. Based on preliminary purchase accounting, the acquisition added $92 million to goodwill and $50 million to other intangible assets. The addition of BioScrip's community specialty pharmacies and centralized specialty and mail services pharmacy businesses advances community pharmacy and brings additional specialty pharmacy products and services closer to patients.

In February 2012, the Company purchased Crescent Pharmacy Holdings, LLC (Crescent), an infusion pharmacy business, for $73 million, net of assumed cash. The Crescent acquisition added $28 million to goodwill and $26 million to intangible assets, primarily payer contracts. The acquisition is a strategic investment to expand the Company's infusion services in select California markets.

The aggregate purchase price of all business and intangible asset acquisitions, excluding BioScrip and Crescent, was $259 million in fiscal 2012. These acquisitions added $220 million to intangible assets, primarily prescription files. The remaining fair value relates to immaterial amounts of tangible assets, less liabilities assumed. Operating results of businesses acquired have been included in the Consolidated Statements of Comprehensive Income from their respective acquisition dates forward and were not material.

In fiscal 2011, the Company acquired drugstore.com, inc. (drugstore.com) for cash proceeds of $398 million including the assumption of $17 million of debt. The acquisition added $156 million to goodwill and $160 million related to intangible assets. The addition of drugstore.com's online business across its health, personal care, beauty and vision categories better positions the Company as the most convenient multichannel retailer of health and daily living needs in America.

Also in fiscal 2011, the Company completed the sale of its pharmacy benefit management business, Walgreens Health Initiatives, Inc. (WHI), to Catalyst Health Solutions, Inc. (Catalyst) in a cash transaction for $525 million, $40 million of which was withheld in escrow. Net cash proceeds related to the transaction were $442 million. The Company recorded a pre-tax gain in fiscal 2011 of $434 million on the transaction. In fiscal 2012, the Company made a payment of $45 million to Catalyst reflecting a net working capital adjustment to the sales price.

5. Equity Method Investments

Equity method investments as of August 31, 2012 and 2011, were as follows *(In millions, except percentages)*:

	2012		2011	
	Carrying Value	**Ownership Percentage**	Carrying Value	Ownership Percentage
Alliance Boots	**$6,140**	**45%**	$ —	—
Other equity method investments	**7**	**30% – 50%**	7	30% – 50%
Total equity method investments	**$6,147**		$ 7	

Alliance Boots

On August 2, 2012, the Company acquired 45% of the issued and outstanding share capital of Alliance Boots in exchange for $4.025 billion in cash and approximately 83.4 million shares of Company common stock. The agreement also provides a call option that allows the Company to acquire the remaining 55% of Alliance Boots in exchange for an additional £3.1 billion in cash (approximately $5.0 billion using August 31, 2012 exchange rates) as well as an additional 144.3 million Company shares, subject to certain adjustments. The call option can be exercised beginning six months prior to the third anniversary of the first step transaction (February 2, 2015) and ending on the third anniversary (August 2, 2015). In the event that the Company does not exercise the option, under certain circumstances, Walgreens ownership of Alliance Boots will reduce from 45% to 42% in exchange for nominal consideration.

The call option was valued using a Monte Carlo simulation using assumptions surrounding Walgreens equity value as well as the potential impacts of certain provisions of the Purchase and Option Agreement dated June 18, 2012, by and among the Company, Alliance Boots and AB Acquisitions Holdings Limited that are described in the Form 8-K filed by the Company on June 19, 2012. The preliminary allocation resulted in $6.1 billion of the total consideration being allocated to the investment and $866 million being allocated to the call option based on their relative fair values.

The Company accounts for its 45% investment in Alliance Boots using the equity method of accounting. Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for the Company's share of the net income or loss and cash contributions and distributions to or from these entities. Because the underlying net assets in Alliance Boots are denominated in a foreign currency, translation gains or losses will impact the recorded value of the Company's investment. The Company adopted a one-month lag in reporting equity income in Alliance Boots and as a result, no earnings or translation adjustments were recorded in fiscal 2012. The Company's investment is recorded as "Equity investment in Alliance Boots" in the Consolidated Balance Sheet.

As of August 31, 2012, the Company's investment in Alliance Boots of $6.1 billion exceeded its proportionate share of the net assets of Alliance Boots by $2.4 billion based on preliminary estimates. This premium of $2.4 billion is recognized as part of the carrying value in the Company's equity investment in Alliance Boots. The difference is primarily related to the fair value of Alliance Boots indefinite-lived intangible assets and goodwill. The Company's equity method income from the investment in Alliance Boots will be adjusted in future periods to reflect the amortization of fair value adjustments in certain definite-lived assets of Alliance Boots. Based on its preliminary estimates, the Company expects the incremental amortization expense associated with the Alliance Boots investment to be approximately $75 million during fiscal 2013, with a larger amount recognized in the first quarter representing the inventory step-up, which is amortized over the first inventory turn.

Other Equity Method Investments

Other equity method investments relate to joint ventures associated with the purchase of Option Care, Inc. in fiscal 2007. These investments are included within other non-current assets on the Consolidated Balance Sheet. The Company's share of equity income is reported within selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income.

Summarized Financial Information

Summarized financial information for the Company's equity method investees is as follows:

Balance Sheet (In millions)

At August 31,	**2012**	2011
Current assets	**$ 9,193**	$12
Non-current assets	**20,085**	6
Current liabilities	**7,254**	2
Non-current liabilities	**13,269**	3
Equity *(1)*	**8,755**	13

Income Statement (In millions)

Year Ended August 31,	**2012 *(2)***	2011	2010
Net revenue	**$37**	$37	$31
Gross profit	**17**	19	11
Net income	**2**	5	2
Share of pre-tax income from investments accounted for using the equity method *(2)*	**1**	2	1

(1) Equity includes $380 million related to non-controlling interests.

(2) The Company adopted a one-month lag in reporting its share of equity income in Alliance Boots and as a result, no earnings were recorded in fiscal 2012.

6. Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company adopted in fiscal 2012 ASU 2011-08, Testing Goodwill for Impairment, which permits a qualitative assessment to determine whether it is more likely than not (a more than 50 percent likelihood) that the fair value of a reporting unit is less than its carrying amount, which would then require performing step one of impairment testing. Otherwise, no further evaluation would be necessary. As part of the Company's impairment analysis for each reporting unit, the Company engaged a third party appraisal firm to assist in the determination of estimated fair value for each unit. This determination included estimating the fair value using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which the Company competes; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures. The allocation requires several analyses to determine fair value of assets and liabilities including, among other things, purchased prescription files, customer relationships and trade names. Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. The Company also compared the sum of the estimated fair values of its reporting units to the Company's total value as implied by the market value of its equity and debt securities. This comparison indicated that, in total, its assumptions and estimates were reasonable. However, future declines in the overall market value of the Company's equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (the carrying amount exceeds fair value) the first step of the goodwill impairment test. The Company's reporting units' fair values exceeded their carrying amounts by less than 10% to more than 140%. The fair value of one reporting unit exceeded its carrying amount by less than 10%. Goodwill allocated to this reporting unit was $255 million at May 31, 2012. For this reporting unit, relatively modest changes in the Company's key assumptions may have resulted in the recognition of a goodwill impairment charge. The Company's Long Term Care Pharmacy's goodwill was impaired by $16 million in fiscal 2010 as a result of the asset sale agreement with Omnicare, Inc., which was signed on August 31, 2010.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would change the estimated fair value of the reporting unit by approximately 1%. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. For the reporting unit whose fair value exceeded carrying value by less than 10%, a 1% decrease in the long-term net sales growth rate would have resulted in the reporting unit failing the first step of the goodwill impairment test. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate. A 1% increase in estimated discount rate for the reporting unit whose fair value exceeded carrying value by less than 10% would also have resulted in the reporting unit failing step one. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

Changes in the carrying amount of goodwill consist of the following activity *(In millions)*:

	2012	2011
Net book value – September 1		
Goodwill	**$2,045**	$1,915
Accumulated impairment losses	**(28)**	(28)
Total	**2,017**	1,887
Acquisitions	**120**	158
Other	**24**	(28)
Net book value – August 31	**$2,161**	$2,017

"Other" primarily represents immaterial purchase accounting adjustments for the Company's acquisitions.

The carrying amount and accumulated amortization of intangible assets consists of the following *(In millions)*:

	2012	2011
Gross Intangible Assets		
Purchased prescription files	**$ 984**	$ 913
Favorable lease interests	**388**	385
Purchasing and payer contracts	**334**	308
Non-compete agreements	**120**	95
Trade name	**189**	71
Other amortizable intangible assets	**4**	4
Total gross intangible assets	**2,019**	1,776
Accumulated amortization		
Purchased prescription files	**(417)**	(338)
Favorable lease interests	**(109)**	(76)
Purchasing and payer contracts	**(119)**	(94)
Non-compete agreements	**(53)**	(43)
Trade name	**(32)**	(11)
Other amortizable intangible assets	**(3)**	(2)
Total accumulated amortization	**(733)**	(564)
Total intangible assets, net	**$1,286**	$1,212

Amortization expense for intangible assets was $255 million in fiscal 2012, $219 million in fiscal 2011 and $182 million in fiscal 2010. The weighted-average amortization period for purchased prescription files was seven years for fiscal 2012 and 2011. The weighted-average amortization period for favorable lease interests was 11 years for fiscal 2012 and 2011. The weighted-average amortization period for purchasing and payer contracts was 13 years for fiscal 2012 and 2011. The weighted-average amortization period for non-compete agreements was six years for fiscal 2012 and five years for fiscal 2011. The weighted-average amortization period for trade names was 13 years for fiscal 2012 and nine years for fiscal 2011. The weighted-average amortization period for other amortizable intangible assets was 10 years for fiscal 2012 and 2011.

Expected amortization expense for intangible assets recorded at August 31, 2012, not including amounts related to Alliance Boots that will be amortized through equity method investment income, is as follows *(In millions)*:

2013	2014	2015	2016	2017
$252	$217	$182	$144	$99

7. Income Taxes

The provision for income taxes consists of the following *(In millions)*:

	2012	2011	2010
Current provision –			
Federal	**$ 890**	$1,301	$1,129
State	**120**	147	90
	1,010	1,448	1,219
Deferred provision –			
Federal	**251**	113	62
State	**(12)**	19	1
	239	132	63
Income tax provision	**$1,249**	$1,580	$1,282

The difference between the statutory federal income tax rate and the effective tax rate is as follows:

	2012	2011	2010
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.1**	2.6	2.2
Medicare Part D Subsidy	**—**	—	1.3
Other	**(0.1)**	(0.8)	(0.5)
Effective income tax rate	**37.0%**	36.8%	38.0%

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following *(In millions)*:

	2012	2011
Deferred tax assets –		
Postretirement benefits	**$ 217**	$ 214
Compensation and benefits	**182**	165
Insurance	**157**	226
Accrued rent	**142**	112
Tax benefits	**214**	327
Stock compensation	**189**	179
Inventory	**96**	143
Other	**92**	78
Subtotal	**1,289**	1,444
Less: Valuation allowance	**19**	91
Total deferred tax assets	**1,270**	1,353
Deferred tax liabilities –		
Accelerated depreciation	**1,332**	1,176
Inventory	**534**	476
Intangible assets	**28**	49
Other	**80**	31
Subtotal	**1,974**	1,732
Net deferred tax liabilities	**$ 704**	$ 379

At August 31, 2012, the Company has recorded deferred tax assets of $171 million reflecting the benefit of $328 million in federal and $1,248 million in state loss carryforwards. These deferred tax assets will expire at various dates from 2013 through 2031.

The Company believes it is more likely than not that the benefit from certain net operating loss carryforwards will not be realized. In recognition of this risk, the Company has recorded a valuation allowance of $19 million on certain deferred tax assets relating to these net operating losses as of August 31, 2012.

Income taxes paid were $1,203 million, $1,320 million and $1,195 million during the fiscal years ended August 31, 2012, 2011 and 2010, respectively.

ASC Topic 740, Income Taxes, provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file in a particular jurisdiction. All unrecognized benefits at August 31, 2012, and August 31, 2011, were classified as long-term liabilities on the Consolidated Balance Sheets.

The following table provides a reconciliation of the total amounts of unrecognized tax benefits for fiscal 2012 *(In millions)*:

	2012	2011	2010
Balance at beginning of year	**$ 94**	$ 93	$128
Gross increases related to tax positions in a prior period	**100**	25	12
Gross decreases related to tax positions in a prior period	**(49)**	(68)	(57)
Gross increases related to tax positions in the current period	**53**	54	37
Settlements with taxing authorities	**(1)**	(8)	(21)
Lapse of statute of limitations	**—**	(2)	(6)
Balance at end of year	**$197**	$ 94	$ 93

At August 31, 2012, 2011 and 2010, $118 million, $81 million and $57 million, respectively, of unrecognized tax benefits would favorably impact the effective tax rate if recognized.

The Company recognizes interest and penalties in the income tax provision in its Consolidated Statements of Comprehensive Income. At August 31, 2012, and August 31, 2011, the Company had accrued interest and penalties of $23 million and $24 million, respectively.

The Company files a consolidated U.S. federal income tax return, as well as income tax returns in various states. It is no longer under audit examination for U.S. federal income tax purposes for any years prior to fiscal 2010. One issue related to fiscal 2008 and 2009 remains unresolved and is currently in appeals. The Company anticipates that this issue will be resolved in fiscal 2013. With few exceptions, it is no longer subject to state and local income tax examinations by tax authorities for years before fiscal 2006.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, the Company does not expect the change to have a material effect on its results of operations or its financial position.

8. Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consists of the following at August 31 *(In millions)*:

	2012	2011
Short-Term Borrowings –		
Current maturities of loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2013 to 2035	$ 9	$ 8
4.875% unsecured notes due 2013 net of unamortized discount and interest rate swap fair market value adjustment (see Note 9)	1,305	—
Other	5	5
Total short-term borrowings	$1,319	$ 13
Long-Term Debt –		
4.875% unsecured notes due 2013 net of unamortized discount and interest rate swap fair market value adjustment (see Note 9)	$ —	$1,339
5.250% unsecured notes due 2019 net of unamortized discount and interest rate swap fair market value adjustment (see Note 9)	1,030	1,011
Bridge Facility (see Note 16)	3,000	—
Loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2013 to 2035	52	54
	4,082	2,404
Less current maturities	(9)	(8)
Total long-term debt	$4,073	$2,396

On July 17, 2008, the Company issued notes totaling $1.3 billion bearing an interest rate of 4.875% paid semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 2009. The notes will mature on August 1, 2013. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the date of redemption on a semiannual basis at the Treasury Rate, plus 30 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption. If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption. The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable. Total issuance costs relating to this offering were $9 million, which included $8 million in underwriting fees. The fair value of the notes as of August 31, 2012 and 2011, was $1,350 million and $1,403 million, respectively. Fair value for these notes was determined based upon quoted market prices.

On January 13, 2009, the Company issued notes totaling $1.0 billion bearing an interest rate of 5.250% paid semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2009. The notes will mature on January 15, 2019. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the date of redemption on a semiannual basis at the Treasury Rate, plus 45 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption. If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption. The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable. Total issuance costs relating to this offering were $8 million, which included $7 million in underwriting fees. The fair value of the notes as of August 31, 2012 and 2011, was $1,160 million and $1,173 million, respectively. Fair value for these notes was determined based upon quoted market prices.

On August 2, 2012, the Company borrowed $3.0 billion of its available $3.5 billion variable rate 364-day bridge term loan obtained in connection with the investment in Alliance Boots. Interest was reset monthly based upon the one-month LIBOR plus a fixed margin, paid on a monthly basis. In fiscal 2012, interest expense on the bridge loan was $21 million, which included $18 million in one-time costs. On September 13, 2012, the Company repaid in full all amounts borrowed under the bridge loan with a portion of the net proceeds from a public offering of $4.0 billion of notes (see Note 16).

The Company has had no activity or outstanding balances in its commercial paper program since fiscal 2009. In connection with the commercial paper program, the Company maintains two unsecured backup syndicated lines of credit that total $1.35 billion. The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit. The second $850 million facility expires on July 23, 2017, and allows for the issuance of up to $200 million in letters of credit. The issuance of letters of credit under either of these facilities reduces available borrowings. The Company's ability to access these facilities is subject to compliance with the terms and conditions of the credit facilities, including financial covenants. The covenants require the Company to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments. At August 31, 2012, the Company was in compliance with all such covenants. The Company pays a facility fee to the financing banks to keep these lines of credit active. At August 31, 2012, there were no letters of credit issued against these credit facilities and the Company does not anticipate any future letters of credit to be issued against these facilities.

9. Financial Instruments

The Company uses derivative instruments to manage its interest rate exposure associated with some of its fixed-rate borrowings. The Company does not use derivative instruments for trading or speculative purposes. All derivative instruments are recognized in the Consolidated Balance Sheets at fair value. The Company designates interest rate swaps as fair value hedges of fixed-rate borrowings. For derivatives designated as fair value hedges, the change in the fair value of both the derivative instrument and the hedged item are recognized in earnings in the current period. At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective for undertaking the hedge. In addition, it assesses both at inception of the hedge and on an ongoing basis whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value of the hedged item and whether the derivative is expected to continue to be highly effective. The impact of any ineffectiveness is recognized currently in earnings.

Counterparties to derivative financial instruments expose the Company to credit-related losses in the event of nonperformance, but the Company regularly monitors the creditworthiness of each counterparty.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in interest expense on the

Consolidated Statement of Comprehensive Income. Fair value changes in derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income, with any ineffectiveness recorded in interest expense.

In January 2010, the Company terminated its existing one-month future LIBOR swaps that converted all $1.3 billion of its 4.875% fixed-rate debt to floating. Upon termination, the Company received payment from its counterparty that consisted of accrued interest and an amount representing the fair value of the swaps. The related fair value benefit attributed to the Company's debt continues to amortize over the life of the debt, which matures on August 1, 2013. The Company then entered into six-month LIBOR in arrears swaps with two counterparties for all of its $1.3 billion 4.875% fixed-rate debt.

In May 2011, the Company entered into interest rate swaps with two counterparties converting $250 million of its 5.250% fixed-rate notes to a floating interest rate based on the six-month LIBOR in arrears plus a constant spread. In March 2012, the Company entered into interest rate swaps with the same two counterparties converting an additional $250 million of its 5.250% fixed-rate notes to a floating interest rate based on the one-month LIBOR in arrears plus a constant spread. All swap termination dates coincide with the notes maturity date, January 15, 2019.

In the fourth quarter of fiscal 2012, the Company entered into three forward starting interest rate swap transactions locking in the then current interest rate on $1.0 billion of its anticipated debt issuance in connection with the Alliance Boots investment. The swaps were terminated subsequent to year end when the hedged debt was issued in September 2012. The swap transactions were designated as cash flow hedges.

The notional amounts of derivative instruments outstanding at August 31, 2012 and 2011, were as follows *(In millions)*:

	2012	2011
Derivatives designated as hedges:		
Interest rate swaps	**$1,800**	$1,550
Forward interest rate swaps	**1,000**	—

The changes in fair value of the notes attributable to the hedged risk are included in long-term debt on the Consolidated Balance Sheets (see Note 8) and amortized through maturity. At August 31, 2012 and 2011, the Company had net unamortized fair value changes of $40 million and $57 million, respectively. Changes in fair value of the cash flow hedges are included in other comprehensive income, with any ineffectiveness recorded directly to interest expense. Upon termination of the cash flow hedges, cumulative changes included in other comprehensive income will be amortized with the anticipated debt's cash flow. No material fair value changes or ineffectiveness was recorded through other comprehensive income in fiscal 2012.

The fair value and balance sheet presentation of derivative instruments at August 31, 2012, were as follows *(In millions)*:

	Location in Consolidated Balance Sheet	2012	2011
Asset derivatives designated as hedges:			
Interest rate swaps	Other current assets	**$24**	$—
Forward interest rate swaps	Other non-current assets	**—**	—
Interest rate swaps	Other non-current assets	**39**	63

Gains and losses relating to the ineffectiveness of the Company's derivative instruments are recorded in interest expense on the Consolidated Condensed Statement of Comprehensive Income. The Company recorded a $2 million gain in fiscal 2012 and $1 million in fiscal 2011.

10. Fair Value Measurements

The Company measures certain assets and liabilities in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In addition, it establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – Observable inputs other than quoted prices in active markets.

Level 3 – Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis were as follows *(In millions)*:

	August 31, 2012	**Level 1**	**Level 2**	**Level 3**
Assets:				
Money market funds	**$ 820**	**$ 820**	**$ —**	**$ —**
Interest rate swaps	**63**	**—**	**63**	**—**
Forward interest rate swaps	**—**	**—**	**—**	**—**
	August 31, 2011	Level 1	Level 2	Level 3
Assets:				
Money market funds	$1,239	$1,239	$ —	$ —
Interest rate swaps	63	—	63	—

Interest rate swaps are valued using the six-month and one-month LIBOR in arrears rates. See Note 9 for additional disclosure regarding financial instruments.

Assets measured at fair value on a nonrecurring basis were as follows *(In millions)*:

	August 31, 2012	**Level 1**	**Level 2**	**Level 3**
Assets:				
Alliance Boots call option	**$ 866**	**—**	**—**	**$866**

The call option was valued using a Monte Carlo simulation using assumptions surrounding Walgreens equity value as well as the potential impacts of the certain provisions of the Purchase and Option Agreement dated June 18, 2012, by and among the Company, Alliance Boots and AB Acquisitions Holdings Limited.

The Company reports its debt instruments under the guidance of ASC Topic 825, Financial Instruments, which requires disclosure of the fair value of the Company's debt in the footnotes to the consolidated condensed financial statements. See Note 8 for further details.

11. Commitments and Contingencies

The Company is involved in legal proceedings, including the matters described below, and is subject to investigations, inspections, audits, inquiries and similar actions by governmental authorities, arising in the normal course of the Company's business. Litigation, in general, and securities and class action litigation, in particular, can be expensive and disruptive. Some of these suits may purport or may be determined to be class actions and/or involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years. From time to time, the Company is also involved in legal proceedings as a plaintiff involving antitrust, tax, contract, intellectual property and other matters. Gain contingencies, if any, are recognized when they are realized. The results of legal proceedings are often uncertain and difficult to predict, and the costs incurred in litigation can be substantial, regardless of the outcome.

On a quarterly basis, the Company assesses its liabilities and contingencies for outstanding legal proceedings and reserves are established on a case-by-case basis for those legal claims for which management concludes that it is probable that a loss will be incurred and that the amount of such loss can be reasonably estimated. Management's assessment of current litigation and other legal proceedings, including the corresponding accruals, could change because of the discovery of facts with respect to legal actions or other proceedings pending against the Company which are not presently known. Adverse determinations by judges, juries or other parties could also result in changes to management's assessment of current liabilities and contingencies. The ultimate costs of resolving these claims may be substantially higher or lower than the amounts reserved. Due to the inherent difficulty of predicting the outcome of litigation and other legal proceedings, the Company cannot predict the eventual outcome of these matters, and it is reasonably possible that some of them could be resolved unfavorably to the Company. As a result, it is possible that the Company's results of operations or cash flows in a particular fiscal period could be materially affected by an unfavorable resolution of pending litigation or contingencies. However, based on its current knowledge, management does not expect reasonably possible losses relating to the outcome of current litigation and legal proceedings, after consideration of applicable reserves and rights to indemnification, to be material to the Company's consolidated financial position.

On April 4, 2012, the United States Drug Enforcement Administration (DEA) served administrative inspection warrants on six Walgreen retail pharmacies in Florida and removed certain controlled substance prescription records and other related documents. DEA also served an inspection warrant and an administrative subpoena for records on the Walgreens distribution center in Jupiter, Florida. DEA issued a separate administrative subpoena for records from the Walgreens facility in Orlando, Florida on August 8, 2012. On September 14, 2012, DEA served an Order to Show Cause (OSC) and Immediate Suspension Order (ISO) on the Jupiter Distribution Center and placed under seal the controlled substance inventory at that facility. Walgreens timely requested a hearing to demonstrate why DEA should not permanently revoke the controlled substance registration from the Jupiter Distribution Center. On October 10, 2012, Walgreens filed a petition in the U.S. Court of Appeals for the District of Columbia challenging DEA's authority to issue the ISO.

SEC regulations require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions that management reasonably believes could exceed $100,000. On July 2, 2012, a number of California District Attorneys served the Company with a civil complaint filed in the Alameda County Superior Court alleging certain violations of the state's hazardous waste regulations related to the proper disposal of various materials from the Company's retail stores and seeking injunctive relief, civil penalties and certain fees and expenses. The California District Attorneys filed an amended complaint on July 12, 2012, and a motion for preliminary injunction on August 6, 2012. The Company intends to work with state and local officials in an effort to resolve this matter, but cannot predict the ultimate outcome of these efforts.

12. Capital Stock

The Board of Directors' long-term capital policy is to maintain a strong balance sheet and financial flexibility; reinvest in its core strategies; invest in strategic opportunities that reinforce its core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term. In connection with the Company's capital policy, its Board of Directors authorized a share repurchase program (2009 repurchase program) and set a long-term dividend payout ratio target between 30 and 35 percent of net income. The 2009 repurchase program, which was completed in September 2010, allowed for the repurchase of up to $2.0 billion of the Company's common stock. On October 13, 2010, the Board of Directors authorized the 2011 repurchase program, which was completed in July 2011, which allowed for the repurchase of up to $1.0 billion of the Company's common stock. On July 13, 2011, the Board of Directors authorized the 2012 repurchase program, which allows for the repurchase of up to $2.0 billion of the Company's common stock prior to its expiration on December 31, 2015. Activity related to these programs was as follows *(In millions)*:

Fiscal Year Ended	**2012**	2011	2010
2009 stock repurchase program	**$ —**	$ 360	$1,640
2011 stock repurchase program	**—**	1,000	—
2012 stock repurchase program	**1,151**	424	—
	$1,151	$1,784	$1,640

The Company determines the timing and amount of repurchases from time to time based on its assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors. The Company anticipates that the pace of any future share repurchase activity may be significantly curtailed from the levels achieved in the preceding two years due to its investment in Alliance Boots. The timing and amount of these purchases may change at any time and from time to time. The Company has repurchased and may from time to time in the future repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

In addition, the Company continued to repurchase shares to support the needs of the employee stock plans. Shares totaling $40 million were purchased to support the needs of the employee stock plans during fiscal 2012 as compared to $244 million in fiscal 2011. At August 31, 2012, 58,849,238 shares of common stock were reserved for future issuances under the Company's various employee benefit plans.

13. Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a 10-year period to eligible non-executive employees upon the purchase of Company shares, subject to certain restrictions. Employees may purchase Company shares through cash purchases or loans. The option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock. At August 31, 2012, there were 13,366,481 shares available for future grants. The options granted during fiscal 2012, 2011 and 2010 have a three-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until January 13, 2020, for an aggregate of 63,400,000 shares of common stock. At August 31, 2012, 15,984,563 shares were available for future grants. The options granted during fiscal 2012, 2011 and 2010 have a three-year vesting period.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the Company's 4,000th store, were granted a stock option to purchase 100 shares. The Plan authorized the grant of an aggregate of 15,000,000 shares of common stock. At August 31, 2012, 7,905,555 shares were available for future grants. The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee's employment ends.

A summary of information relative to the Company's stock option plans follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term *(Years)*	Aggregate Intrinsic Value *(In millions)*
Outstanding at August 31, 2011	49,033,846	$33.70	6.04	$193
Granted	**7,801,023**	**38.34**		
Exercised	**(3,245,380)**	**27.46**		
Expired/Forfeited	**(3,553,520)**	**35.22**		
Outstanding at August 31, 2012	**50,035,969**	**$34.18**	**5.60**	**$175**
Vested or expected to vest at August 31, 2012	**29,037,001**	**$35.35**	**3.90**	**$108**
Exercisable at August 31, 2012	**20,147,917**	**$32.76**	**7.99**	**$ 65**

The fair value of each option grant was determined using the Black-Scholes option pricing model with the following weighted-average assumptions used in fiscal 2012, 2011 and 2010:

	2012	2011	2010
Risk-free interest rate *(1)*	**1.73%**	2.12%	3.14%
Average life of option (years) *(2)*	**7.9**	7.2	7.3
Volatility *(3)*	**27.02%**	28.08%	28.01%
Dividend yield *(4)*	**2.90%**	1.94%	1.91%
Weighted-average grant-date fair value			
Granted at market price	**$8.08**	$8.12	$9.80

(1) Represents the U.S. Treasury security rates for the expected term of the option.

(2) Represents the period of time that options granted are expected to be outstanding. The Company analyzed separate groups of employees with similar exercise behavior to determine the expected term.

(3) Volatility was based on historical and implied volatility of the Company's common stock.

(4) Represents the Company's cash dividend for the expected term.

The intrinsic value for options exercised in fiscal 2012, 2011 and 2010 was $22 million, $33 million and $29 million, respectively. The total fair value of options vested in fiscal 2012, 2011 and 2010 was $125 million, $58 million and $53 million, respectively.

Cash received from the exercise of options in fiscal 2012 was $89 million compared to $147 million in the prior year. The related tax benefit realized was $8 million in fiscal 2012 compared to $14 million in the prior year.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may make purchases by cash, loans or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under this Plan is 94,000,000. At August 31, 2012, 16,610,192 shares were available for future purchase.

The Walgreen Co. Long-Term Performance Incentive Plan (amended and restated Restricted Performance Share Plan) was approved by shareholders on January 10, 2007. The Plan offers performance-based incentive awards and equity-based awards to key employees. The awards are subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a multiyear period from the date of grant. The Long-Term Performance Incentive Plan was authorized to grant an aggregate of 10,000,000 shares of common stock. As of August 31, 2012, 4,982,447 shares were available for future issuance under the Long-Term Performance Incentive Plan. In accordance with ASC Topic 718, Compensation – Stock Compensation, compensation expense is recognized on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

In fiscal 2009, the Company introduced the Restricted Stock Unit and Performance Share Plans under the Long-Term Performance Incentive Plan. In accordance with ASC Topic 718, Compensation – Stock Compensation, compensation expense is recognized on a straight-line basis based on a three-year cliff vesting schedule for the annual restricted stock units and straight line over a three-year vesting schedule for the performance shares.

A summary of information relative to the Company's restricted stock awards follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 31, 2011	48,046	$36.13
Granted	—	—
Forfeited	**(3,690)**	**36.43**
Vested	**(31,355)**	**36.02**
Nonvested at August 31, 2012	**13,001**	**$36.33**

A summary of information relative to the Company's restricted stock unit plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2011	1,911,237	$33.94
Granted	**936,499**	**36.60**
Dividends	**64,986**	**—**
Forfeited	**(245,033)**	**33.01**
Vested	**(857,138)**	**34.95**
Outstanding at August 31, 2012	**1,810,551**	**$34.04**

A summary of information relative to the Company's performance share plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2011	1,819,668	$31.83
Granted	**689,605**	**35.61**
Forfeited	**(215,948)**	**31.76**
Vested	**(313,298)**	**35.52**
Outstanding at August 31, 2012	**1,980,027**	**$32.57**

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1. The number of shares granted is determined by dividing $155,000 by the price of a share of common stock on November 1. Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units. Each nonemployee director received a grant of 4,788 shares in fiscal 2012, 4,552 shares in fiscal 2011 and 4,097 shares in fiscal 2010. New directors in any of the fiscal years earned a prorated amount. Effective November 1, 2009, the payment of the annual retainer was changed to be paid only in the form of cash, which may still be deferred. Previously, the annual retainer was paid one-half in cash and one-half in Walgreen Co. common stock.

A summary of total stock-based compensation expense follows:

	2012	2011	2010
Stock options	**$62**	$ 85	$ 78
Restricted stock units	**24**	20	13
Performance share plans	**7**	25	6
Employee stock purchase plan	**6**	5	5
	$99	$135	$102

14. Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the Company and participating employees contribute. The Company's contribution, which has historically related to FIFO earnings before interest and taxes and a portion of which is in the form of a guaranteed match, is determined annually at the discretion of the Board of Directors. The profit-sharing provision was $283 million in fiscal 2012, $382 million in fiscal 2011 and $300 million in fiscal 2010. The Company's contributions were $372 million in fiscal 2012, $322 million in fiscal 2011 and $293 million in fiscal 2010.

The Company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the service life of the employee. In fiscal 2012, the Company amended its prescription drug program for certain Medicare-eligible retirees to a group-based Company sponsored Medicare Part D program, or employer group waiver program, effective January 1, 2013. The Company's postretirement health benefit plan is not funded.

Components of net periodic benefit costs *(In millions)*:

	2012	2011	2010
Service cost	**$ 13**	$ 15	$ 11
Interest cost	**22**	22	20
Amortization of actuarial loss	**8**	14	7
Amortization of prior service cost	**(10)**	(10)	(10)
Total postretirement benefit cost	**$ 33**	$ 41	$ 28

Change in benefit obligation *(In millions)*:

	2012	2011
Benefit obligation at September 1	**$ 407**	$ 441
Service cost	**13**	15
Interest cost	**22**	22
Amendments	**(139)**	—
Actuarial (gain) loss	**52**	(57)
Benefit payments	**(18)**	(18)
Participants' contributions	**5**	4
Benefit obligation at August 31	**$ 342**	$ 407

Change in plan assets *(In millions)*:

	2012	2011
Plan assets at fair value at September 1	**$ —**	$ —
Plan participants' contributions	**5**	4
Employer contributions	**13**	14
Benefits paid	**(18)**	(18)
Plan assets at fair value at August 31	**$ —**	$ —

Funded status *(In millions)*:

	2012	2011
Funded status	**$(342)**	$(407)
Unrecognized actuarial gain	**—**	—
Unrecognized prior service cost	**—**	—
Accrued benefit cost at August 31	**$(342)**	$(407)

Amounts recognized in the Consolidated Balance Sheets *(In millions)*:

	2012	2011
Current liabilities (present value of expected 2013 net benefit payments)	**$ (10)**	$ (11)
Non-current liabilities	**(332)**	(396)
Net liability recognized at August 31	**$(342)**	$(407)

Amounts recognized in accumulated other comprehensive (income) loss *(In millions)*:

	2012	2011
Prior service credit	**$(250)**	$(121)
Net actuarial loss	**161**	117

Amounts expected to be recognized as components of net periodic costs for fiscal year 2013 *(In millions)*:

	2013
Prior service credit	$(22)
Net actuarial loss	11

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year end was 4.15% for 2012 and 5.40% for 2011. The discount rate assumption used to determine net periodic benefit cost was 5.40%, 4.95% and 6.15% for fiscal years ending 2012, 2011 and 2010, respectively. The consumer price index assumption used to compute the postretirement benefit obligation was 2.00% for 2012 and 2011.

Future benefit costs were estimated assuming medical costs would increase at a 7.25% annual rate, gradually decreasing to 5.25% over the next ten years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects *(In millions)*:

	1% Increase	1% Decrease
Effect on service and interest cost	$(1)	$ 2
Effect on postretirement obligation	(2)	12

Estimated future benefit payments and federal subsidy are as follows *(In millions)*:

	Estimated Future Benefit Payments	Estimated Federal Subsidy
2013	$ 10	$—
2014	12	—
2015	13	—
2016	15	—
2017	16	—
2018–2022	107	1

15. Supplementary Financial Information

Non-cash transactions in fiscal 2012 include $2,981 million in stock issuance relating to the investment in Alliance Boots, a $53 million decrease in the retiree medical liability and a $58 million increase in the liability for dividends declared. Non-cash transactions in fiscal 2011 include $116 million in accrued liabilities related to the purchase of property and equipment, a $62 million increase in the retiree medical benefit liability and a $36 million increase in the liability for dividends declared. Non-cash transactions in fiscal 2010 include a $95 million increase in the retiree medical benefit liability, a $29 million increase in the liability for dividends declared and $44 million in accrued liabilities related to the purchase of property and equipment.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities *(In millions)*:

	2012	2011
Accounts receivable –		
Accounts receivable	**$2,266**	$2,598
Allowance for doubtful accounts	**(99)**	(101)
	$2,167	$2,497
Other non-current assets –		
Intangible assets, net (see Note 6)	**$1,286**	$1,212
Other	**211**	377
	$1,497	$1,589
Accrued expenses and other liabilities –		
Accrued salaries	**$ 772**	$ 856
Taxes other than income taxes	**454**	489
Insurance	**268**	230
Profit sharing	**166**	253
Other	**1,359**	1,247
	$3,019	$3,075
Other non-current liabilities –		
Postretirement healthcare benefits	**$ 332**	$ 396
Accrued rent	**347**	418
Insurance	**408**	346
Other	**799**	625
	$1,886	$1,785

Summary of Quarterly Results *(Unaudited)*

(In millions, except per share amounts)		Quarter Ended November	February	May	August *(1)*	Fiscal Year
Fiscal 2012	Net Sales	**$18,157**	**$18,651**	**$17,752**	**$17,073**	**$71,633**
	Gross Profit	**5,104**	**5,389**	**5,014**	**4,835**	**20,342**
	Net Earnings	**554**	**683**	**537**	**353**	**2,127**
	Per Common Share – Basic	**$ .63**	**$ .79**	**$ .63**	**$ .40**	**$ 2.43**
	– Diluted	**.63**	**.78**	**.62**	**.39**	**2.42**
	Cash Dividends Declared Per Common Share	**$ .225**	**$ .225**	**$ .225**	**$ .275**	**$ .950**
Fiscal 2011	Net Sales	$17,344	$18,502	$18,371	$17,967	$72,184
	Gross Profit	4,945	5,324	5,154	5,069	20,492
	Net Earnings	580	739	603	792	2,714
	Per Common Share – Basic	$ .62	$ .80	$ .66	$ .88	$ 2.97
	– Diluted	.62	.80	.65	.87	2.94
	Cash Dividends Declared Per Common Share	$ .175	$ .175	$ .175	$ .225	$ .750

(1) *Results for the fiscal quarter ending August 31, 2011 include a pre-tax gain of $434 million and $273 million, or $.30 per diluted share, after tax, from the sale of Walgreens Health Initiatives, Inc., a pharmacy benefit management business.*

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2012 and 2011.

		Quarter Ended November	February	May	August	Fiscal Year
Fiscal 2012	High	**$36.27**	**$34.60**	**$35.41**	**$36.08**	**$36.27**
	Low	**30.10**	**31.95**	**30.28**	**28.77**	**28.77**
Fiscal 2011	High	$35.27	$42.91	$44.67	$44.91	$44.91
	Low	27.17	35.17	38.82	34.11	27.17

Comparison of Five-Year Cumulative Total Return

The following graph compares the five-year cumulative total return of the Company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index. The graph assumes a $100 investment made August 31, 2007, and the reinvestment of all dividends. The historical performance of the Company's common stock is not necessarily indicative of future stock performance.



200
150
100
50
0
8/07
8/08
8/09
8/10
8/11
8/12
Walgreen Co.
S&P 500 Index
Value Line Pharmacy Services Industry Index

	Value of Investment at August 31, 2007	2008	2009	2010	2011	**2012**
Walgreen Co.	$100.00	$ 81.71	$ 77.29	$ 62.41	$83.34	**$ 87.08**
S&P 500 Index	100.00	87.03	69.24	71.19	82.69	**95.43**
Value Line Pharmacy Services Industry Index	100.00	91.74	93.34	75.17	91.51	**107.84**

This performance graph and accompanying disclosure is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any of the Company's filings under the Securities Act or the Exchange Act, irrespective of the timing of and any general incorporation language in such filing.

16. Subsequent Events

In connection with the Alliance Boots first-step transaction that closed on August 2, 2012, the Company borrowed $3.0 billion under a 364-day bridge loan facility. On September 13, 2012, the Company repaid in full all amounts borrowed under the bridge loan facility with a portion of the net proceeds from a public offering of $4.0 billion of notes with varying maturities and interest rates, the majority of which are fixed rate. In accordance with ASC Topic 470, Debt, the 364-day bridge loan facility was refinanced on a long-term basis prior to the financial statements being issued and as a result, outstanding borrowings under the bridge loan facility that existed as of August 31, 2012, are classified as long-term debt on the Company's balance sheet. The following details each tranche of notes issued on September 13, 2012:

Notes Issued *(In millions)*	Maturity Date	Interest Rate	Interest Payment Dates
$ 550	March 13, 2014	Variable; three-month U.S. Dollar LIBOR, reset quarterly, plus 50 basis points	March 13, June 13, September 13 and December 13; commencing December 13, 2012
750	March 13, 2015	Fixed 1.0%	March 13 and September 13; commencing on March 13, 2013
1,000	September 15, 2017	Fixed 1.80%	March 15 and September 15; commencing on March 15, 2013
1,200	September 15, 2022	Fixed 3.10%	March 15 and September 15; commencing on March 15, 2013
500	September 15, 2042	Fixed 4.40%	March 15 and September 15; commencing on March 15, 2013
$4,000			

The Company may redeem the fixed rate notes at its option, at any time in whole, or from time to time in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes being redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined), plus 12 basis points for the notes due 2015, 20 basis points for the notes due 2017, 22 basis points for the notes due 2022 and 25 basis points for the notes due 2042. If a change of control triggering event occurs, the Company will be required, unless it has exercised its right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase. The notes are unsecured senior debt obligations and rank equally with all other unsecured and unsubordinated indebtedness of the Company. Total issuance costs relating to the notes, including underwriting discounts and fees, were an estimated $25 million.

On September 17, 2012, the Company completed its purchase of USA Drug, a regional drugstore chain in the mid-South region of the United States, from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family. The transaction includes 144 stores that operate under the USA Drug, Super D Drug, May's Drug, Med-X and Drug Warehouse names located in Arkansas, Kansas, Mississippi, Missouri, New Jersey, Oklahoma and Tennessee. The acquisition also includes corporate offices, a distribution center located in Pine Bluff, Arkansas, and a wholesale and private brand business. Total consideration for the purchase was approximately $438 million subject to adjustment in certain circumstances.

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2012. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.

Gregory D. Wasson
President and Chief Executive Officer

Wade D. Miquelon
Executive Vice President and
Chief Financial Officer and
President, International

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the "Company") as of August 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2012. We also have audited the Company's internal control over financial reporting as of August 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2012, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois
October 19, 2012

Reconciliation of Non-GAAP Financial Measures

The supplemental information in the tables below is provided to reconcile certain financial disclosures in this Annual Report.

(Dollars in millions, except per share amounts)

	2012	2011	2010	2009	2008	2007
Net cash provided by operating activities	**$ 4,431**					
Additions to property and equipment	**(1,550)**					
Free cash flow (Non-GAAP)	**$ 2,881**					
Net Earnings – as reported	**$ 2,127**	$ 2,714	$ 2,091	$ 2,006	$ 2,157	
Alliance Boots transaction costs	**82**	–	–	–	–	
Acquisition-related amortization	**161**	138	116	94	68	
LIFO provision	**195**	131	87	109	62	
Gain on sale of Walgreens Health Initiatives, Inc.	**–**	(273)	–	–	–	
Medicare Part D	**–**	–	43	–	–	
Net Earnings – as adjusted (Non-GAAP)	**$ 2,565**	$ 2,710	$ 2,337	$ 2,209	$ 2,287	
Net Earnings – as adjusted growth (Non-GAAP)	**(5.4%)**					
Net Earnings per Common Share (diluted) – as reported	**$ 2.42**	$ 2.94				
Alliance Boots transaction costs	**0.09**	–				
Alliance Boots share issuance effect	**0.02**	–				
Acquisition-related amortization	**0.18**	0.15				
LIFO provision	**0.22**	0.14				
Gain on sale of Walgreens Health Initiatives, Inc.	**–**	(0.30)				
Net Earnings per Common Share (diluted) – as adjusted (Non-GAAP)	**$ 2.93**	$ 2.93				
Net Earnings per Common Share (diluted) – as adjusted growth (Non-GAAP)	**0.0%**					
Selling, general and administrative expenses – as reported	**$16,878**	$16,561	$15,518	$14,366	$13,202	$12,093
Alliance Boots transaction costs	**(69)**	–	–	–	–	–
Acquisition-related amortization	**(255)**	(219)	(182)	(148)	(107)	(62)
Selling, general and administrative expenses – as adjusted (Non-GAAP)	**$16,554**	$16,342	$15,336	$14,218	$13,095	$12,031
Selling, general and administrative expense – as adjusted growth (Non-GAAP)	**1.3%**	6.6%	7.9%	8.6%	8.8%	

The information above provides reconciliations of the supplemental non-GAAP financial measures, as defined under SEC rules, presented in this Annual Report to the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (GAAP). The Company has provided these supplemental non-GAAP financial measures in the Annual Report, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the Company's financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the Company's business from period to period and trends in the Company's historical operating results. The Company defines free cash flow as net cash provided by operating activities in a period minus additions to property and equipment (capital expenditures) made in that period. This measure does not represent residual cash flows available for discretionary expenditures as the measure does not deduct the payments required for debt service and other contractual obligations or payments for future business acquisitions. Therefore, the Company believes it is important to view free cash flow as a measure that provides supplemental information to our entire statements of cash flows. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in the Annual Report.

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For Our Shareholders

Corporate Headquarters

Walgreen Co.
108 Wilmot Road
Deerfield, Illinois 60015
(847) 315-2500

Stock Market Listings

New York Stock Exchange
The NASDAQ Stock Market LLC
Chicago Stock Exchange
Symbol: WAG

Investor Contacts

Rick J. Hans, CFA
Divisional Vice President of
Investor Relations & Finance
(847) 315-2385
rick.hans@walgreens.com

Snehal K. Shah
Manager of Investor Relations
(847) 315-2361
snehal.shah@walgreens.com

Annual Shareholders' Meeting

You are cordially invited to attend the meeting to be held Wednesday, January 9, 2013, at 2 p.m. CST, in the Grand Ballroom, Navy Pier, Chicago, Illinois. Formal notice of the meeting and proxy materials will be sent to all shareholders of record as of the close of business on November 12, 2012.

Investor Information

As of September 28, 2012, Walgreens had 81,120 shareholders of record.

Investor information is available at http://investor.walgreens.com. This includes corporate governance guidelines, charters of all committees of the Board of Directors, quarterly reports, press releases, proxy statements, the Company's Code of Ethics for Financial Executives, Code of Business Conduct and the 2012 Annual Report. These and other reports may also be obtained without charge upon request to:

Shareholder Relations
Walgreen Co. – Mail Stop #1833
108 Wilmot Road
Deerfield, Illinois 60015
(847) 315-2922
http://investor.walgreens.com/InvestorKit.cfm

Walgreens has provided certifications by the Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 to its Annual Report on Form 10-K. Our Chief Executive Officer made an unqualified certification to the New York Stock Exchange with respect to our compliance with NYSE corporate governance listing standards in January 2012.

Electronic Reports

To receive proxy statements, annual reports and related materials electronically, refer to the proxy statement sent to shareholders with this annual report. After January 9, 2013, call Nicholas Zangler at (847) 315-2636 or go to http://investor.walgreens.com/InvestorKit.cfm to request electronic delivery.

Quarterly Reporting Dates

Quarterly earnings release dates for fiscal 2013 are planned for December 21, March 26, June 25 and October 1. Results are released to the press and posted on the Walgreen website at http://investor.walgreens.com.

Dividend Payment Dates

Walgreens pays dividends in March, June, September and December. Checks are customarily mailed on the 12th of each of these months.

Transfer Agent and Registrar

For assistance on matters such as lost shares or name changes on shares, please contact:

Wells Fargo, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
www.shareowneronline.com
(888) 368-7346

Direct Stock Purchase Plan

Wells Fargo Shareowner Services sponsors and administers a direct stock purchase plan as a convenient method of acquiring Walgreen stock by cash payments, reinvestment of dividends or both. For an information booklet and enrollment form, please call (888) 368-7346. General inquiries to Wells Fargo Bank, N.A. regarding your Walgreen stock should also be directed to (888) 368-7346.

Design: Cagney + Associates, Inc.   Photography: Michael Mauney

Experience

Happy and Healthy


up market: café
Walgreens
Chicago proud



Nearly 4,600 customers shop at Walgreens flagship store in downtown Chicago on an average weekday. The Up Market food section *(above)* features fresh-rolled sushi, locally baked goods, fruit and a yogurt bar. This fiscal year, the Company opened three flagship stores in high-traffic urban locations across the country like this store at State and Randolph streets in Chicago *(right)*. This store caters to busy businesspeople and includes a LOOK boutique beauty area, manicure counter and extensive beer and wine selection – just to name a few products and services that take Walgreens flagship locations beyond traditional drugstores.

Walgreen Co.
108 Wilmot Road, Deerfield, Illinois 60015

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